UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 FORM 10-SB/A
                                AMENDMENT NO. 1

                GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                            SMALL BUSINESS ISSUERS

        Under Section 12 (b) or (g) of the Securities Exchange of 1934

                 For the fiscal year ended December 31, 2003


                               OXFORD MEDIA CORP
          (Name of small business issuer as specified in its charter)



         Delaware                                      33-0835568
(State or other jurisdiction of          (I.R.S. Employer Identification No.)
incorporation  or  organization)



                         One Technology Drive
                              Building H
                           Irvine, CA 92618
                           ----------------
               (Address of principal executive offices)

                            (949) 753-0590
                            --------------
           (Issuer's telephone number, including area code)



State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: at August 6, 2004, 2,800,000 shares



       SECURITIES REGISTERED PURSUANT TO SECTION 12(B) OF THE ACT: NONE

  SECURITIES REGISTERED PURSUANT TO SECTION 12(G) OF THE ACT: COMMON STOCK,
                               $0.01 par value

                                    PART I


                           FORWARD-LOOKING INFORMATION

This Form 10-SB contains certain forward-looking statements within the meaning of the federal securities laws. When used in our documents or in any oral presentation, statements which are not historical in nature, including the words "anticipate," "estimate," "should," "expect," "believe," "intend," and similar expressions are intended to identify forward-looking statements. They also include statements containing a projection of revenues, earnings (loss), capital expenditures, dividends, capital structure or other financial terms. Certain statements regarding the following particularly are forward-looking in nature:

    - our business strategy;

    - our management capabilities;

    - projected acquisitions or joint ventures; and

    - projected capital expenditures.


The forward-looking statements in this Form 10-SB are based on our management's beliefs, assumptions, and expectations of our future economic performance, taking into account the information currently available to them.
These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties, some of which are not currently known to us, that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial position to differ materially from expectations are:

    - general volatility of the capital markets and the market price of our shares;

    - changes in the interest rates or the general economy of the markets in which we operate;

    - our ability to identify and complete acquisitions and successful

    - integrate the businesses we acquire;

    - disruption in the economic and financial conditions primarily from the impact of recent terrorist attacks in the United States, threats of future attacks, police and military activities overseas and other disruptive worldwide political events;

    - changes in the demand for our services;

    - the degree and nature of our competition; and

    - the other factors referenced in this prospectus, including, without limitation, under the "Risk Factors" section.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in this filing might not occur and we qualify any and all forward-looking statements entirely by these cautionary factors.

ITEM 1. BUSINESS: Oxford Media Corp. (the "Company" or "Oxford") was formed effective October 1, 1999, when Mergence Corporation ("Mergence") (formerly eSynch Corporation) completed the acquisition of Oxford Media Corporation ("Oxford"), which was engaged in hotel pay per view, DVD video encoding, compression and authoring. Under the Agreement the shareholders of Oxford exchanged all the outstanding shares of Oxford common stock for 450,000 shares of the Mergence's common stock. The acquisition was accounted for using the purchase method of accounting and the purchase price of the acquired assets was computed to be $720,000, which was attributed to the assets acquired including software licenses in the amount of $100,000 and goodwill in the amount of $119,900. Mergence received a nonexclusive license from Oxford Management Corporation, a Nevada corporation, for a license of proprietary software and source code for a video-on-demand hotel pay-per-view system. The value of the software license was included in other assets of Mergence and was amortized over three years. At December 31, 2001, management evaluated the goodwill for impairment and, based on an analysis of estimated future cash flows, management determined that the goodwill was impaired. Accordingly, the Company recognized an impairment loss in the amount of the $29,973 to reduce the remaining un-amortized carrying value of the goodwill to its estimated discounted net future cash flows. Due to a lack of resources, the Company curtailed its operational activities on September 30, 2002 and abandoned operating equipment resulting in an impairment loss of $20,501. The Company then refocused operations to explore opportunities in the hospitality video on demand market and TV over Broadband Internet Protocol ("IPTV") for business and home use through the internet and wireless systems.

The Company has incurred operating losses from operations from inception totaling $13,152,181, including allocations from Mergence for general and administrative expenses and has accumulated a deficit at December 31, 2003 in the amount of $13,152,181.
The allocation from Mergence for general and administrative expenses since inception was approximately $ 13,000,000. Although the Company has nominal liabilities, the future successful operations will be dependent upon successful implementation of its planned acquisition.

The Company has operated as a wholly owned subsidiary of Mergence and refocused operations in September 2002 to explore opportunities in the hospitality Video on Demand market and IPTV through the internet and wireless systems. The primary operations had consisted of developing and marketing video-on-demand services and video streaming through the Internet and DVD video encoding, compression and authoring. The Company had curtailed these activities due to lack of financial resources.

The Company is now in the process of acquiring digital video on demand companies and has entered into letters of intent on to acquire eMOD Systems, Inc, a digital solutions company concentrating on the secure high quality distribution of digital video content to the hotel industry and Skypath Satellite Systems, Inc. a provider of free to guest television to the hotel industry. The Company has entered into a letter of intent to acquire eMOD Systems, Inc, a digital solutions company concentrating on the secure high quality distribution of digital video content to the hotel industry.

In the year ended December 31, 2002, Mergence forgave all net advances made and owing from the Company in the amount of $339,336. On February 22, 2004, the Board of Directors of Mergence elected to spin out the stock of the Company to the shareholders of Mergence. On July 29, 2004, the Board of Directors of the Company agreed to a forward split of the common stock of the company on the basis of 600 shares for each share outstanding, thereby increasing the 300 shares issued and outstanding to 1,800,000 shares. In August 2004, Mergence Corporation transferred 1,000,000 shares of Oxford Media Corp. to officers of Mergence Corporation for their services and the Boards of Directors of both Mergence and the Company agreed to spin out the remaining 800,000 shares of the Company's outstanding stock to shareholders of record of Mergence common stock on August 27, 2004. In August 2004, the Company issued an additional 1,000,000 shares to three officers as compensation for services related to the reorganization of the Company, valued at $60,000 ($0.06 per share).

COMPANY HISTORY

Oxford Media Corp. was formed effective October 1, 1999, when Mergence Corporation (formerly eSynch Corporation) completed the acquisition of Oxford Media Corporation ("Oxford"), which was engaged in hotel pay per view, DVD video encoding, compression and authoring. Under the Agreement the shareholders of Oxford exchanged all the outstanding shares of Oxford common stock for 450,000 shares of the Mergence's common stock. The acquisition was accounted for using the purchase method of accounting and the purchase price of the acquired assets was computed to be $720,000, which was attributed to the assets acquired including software licenses in the amount of $100,000 and goodwill in the amount of $119,900. Mergence received a nonexclusive license from Oxford Management Corporation, a Nevada corporation, for a license of proprietary software and source code for a video-on-demand hotel pay-per-view system. The value of the software license was included in other assets of Mergence and was amortized over three years. At December 31, 2001, management evaluated the goodwill for impairment and, based on an analysis of estimated future cash flows, management determined that the goodwill was impaired. Accordingly, the Company recognized an impairment loss in the amount of the $29,973 to reduce the remaining un-amortized carrying value of the goodwill to its estimated
discounted net future cash flows.   Due to a lack of resources, the Company
curtailed its operational activities on September 30, 2002 and abandoned operating equipment resulting in an impairment loss of $20,501. The Company then refocused operations to explore opportunities in the hospitality video on demand market and TV over Broadband Internet Protocol ("IPTV") for business and home use through the Internet and wireless systems.


The Company has incurred operating losses from operations from inception totaling $13,517,181, including allocations from Mergence for general and administrative expenses and has accumulated a deficit at June 30, 2004, in the amount of $13,517,181.
The allocation from Mergence for general and administrative expenses since inception was approximately $13,365,000.
The Company has operated as a wholly owned subsidiary of Mergence and refocused operations in September 2002 to explore opportunities in the hospitality Video on Demand market and IPTV through the internet and wireless systems. The primary operations had consisted of developing and marketing video-on-demand services and video streaming through the Internet and DVD video encoding, hotel pay per view, and compression and authoring.

The Company is in process of acquiring digital video on demand companies and has entered into a letter of intent on to acquire eMOD Systems, Inc, a digital solutions company concentrating on the secure high quality distribution of digital video content to the hotel industry. The Company has entered into a letter of intent to acquire eMOD Systems, Inc, a digital solutions company concentrating on the secure high quality distribution of digital video content to the hotel industry.

.. eMod Systems, Inc. is a digital solutions company concentrating on the secure high quality distribution of digital video content. The eMOD Hotel VOD System benefits the guest, the hotel and the content owners. The system provides the customer with proprietary ordering and billing software, secure distribution of content to on-site servers, rapid deployment, low cost installation and on-line service and upgrades. The system has been in development and test for over five years. The hotel guests enjoy high quality video when they want it, easily and discreetly. The hotel is not involved in the transaction or service yet receives many financial benefits with the system. Lastly, the content owners have a secure, accountable distribution system that provides ready accurate reporting and immediate financial remuneration for use.

eMOD Systems, Inc and Oxford have partnered with SkyPath Satellite Systems, Inc., based in Dallas, Texas, which provides the free-to-guest (FTG) programming from DirecTV or Dish Network to the hospitality industry. SkyPath is ranked in the top 20 FTG providers in the country and growing steadily. SkyPath markets the VOD system along with the FTG and projects 15,000 rooms in the next 12 months to have VOD installed.

There are presently over half million-hotel rooms not served by PPV or VOD, primarily because of the size of the hotel. The major players typically bypass properties under 300 rooms due to the cost of installation and maintenance. Of these properties over 250,000 rooms qualify as potentially profitable because of location, clientele, day rate and occupancy. The demand for a low cost simple system to provide basic PPV or VOD services is high. For two star or diamond properties, it's the necessary guest benefit to get a third star or diamond. It's also the competitive edge over similar sized properties.

The eMovies On Demand system is a digital file server located within the hotel property connected to each room via a simple set-top box or addressable decoder. The guest dials an internal extension on the in-room phone, which connects to the eMOD computer. An automated voice prompts the guest through the selection and order process with the guest using their credit card for payment. The computer identifies the room through the call and through the set top box controller and delivers the movie file to the room. No front desk involvement, no hotel collection of fees and no challenge to the order. New movies are downloaded via the Internet or satellite monthly to all properties using proprietary encryption technology. The system has been developed and has been deployed in hotels nationwide.

Future growth outside of our target market of 50-200 room hotels will come from a growing base of larger hotel properties still using tape based high maintenance systems looking for a solution that requires less involvement from hotel staff and has a potential for serious revenue sharing. The VOD system is also configured for use in telephone company DSL systems offering programming on demand to homes.

The hotel VOD system serves as the test bed for the developing technologies that will keep eMOD Systems, Inc abreast with the competition. eMOD has developed proprietary compression processes and in joint ventures with software developers and set-top box manufacturers has created encoding, encryption, distribution processes and digital decoders that meet current and future thinking of Hollywood's technology decision makers. eMOD executives sit on several of the Hollywood standards committees and eMOD is a leader in determining the requirements for security and quality of digitally distributed content. eMOD has developed the solution to the content owners and distributors that meet the call for an end-to-end process. The facility in Irvine has been configured to meet the Motion Picture Association of America
(MPAA) requirements for content integration.

eMOD Systems, Inc has co-developed and has exclusive rights to the sale and distribution of low cost digital set-top boxes for the hotel and home use. The low cost digital decoder for hotels provides a discreet addressability to each room or TV for improved service and remote access and maintenance. A new box designed and built for eMOD allows the home viewer to surf the Internet with improved readability or watch near DVD quality movies streamed or stored in their PC and displayed on their TV.

A new wireless box being developed for hotel use will allow lower cost hotel and multi-family dwellings pay-per-view systems. EMod will expand its hotel VOD system to applications within apartments and HOA's providing pay-per-view services not included with standard cable programming to these venues.

eMOD Systems, Inc continues to develop enhancements to its basic encoding and viewing software and is currently working on MPEG4, Part 10 and H.264 encoders, which will be ready for release later this year. The staff is also developing a software based high definition (HD) encoder for VOD clients. The hotel VOD systems provide the company with an active test bed for these emerging technologies that can be effectively demonstrated to content owners and distributors.

eMOD Systems has played a significant role in the development of standards and guidelines in use today by most major airlines for entertainment systems. The company has provided encoding and compression services for the major studios to be used in current aircraft systems. eMOD now leads the way in content integration with the full capability of providing MPEG 4 encoding and secure distribution channels to the aircraft.

eMOD has developed processes and technologies that will enable post production houses to go directly from edited master to encoded files for distribution as digital dailies, DVD, IPTV and VOD to clients.



HISTORY OF EMOD AND OXFORD:

The staff at eMOD Systems, Inc was employed by Oxford prior to the break up of the Company, the staff and key employees have been leading the way in closed system pay-per-view (PPV) and video on demand (VOD) since the early 90's. The first system, a laserdisc PPV system was the first step in near VOD with movies playing from more reliable laserdisc players rather than Video Cassette Players
(VCPs). In 1996, the team started the development of digital file servers for VOD and developed an order and pay system that bypassed the hotel front desk.


COMPETITION

LODGENET.   Lodgenet, Sioux Falls Idaho, has been providing hotel entertainment systems since the early 90's. Over the past couple of years they have been de-installing systems from smaller properties of less than 300 rooms. Lodgenet's primary system in over 75% of their properties is a tape-based video on demand system. When you order a movie, a VCP located somewhere on the property with that title can play the movie for you. The problem is that the machine can only service one order at a time to one room at a time. The system must have several machines for popular titles in addition to carrying machines for other titles. The movies are VHS and start off at low quality and deteriorate after each play and rewind. Lodgenet has been implementing a digital file server VOD system but is available only ion the larger properties or under special arrangement with particular hotel groups may include some smaller properties at a loss. The systems are typically over $50K for a typical 100-room hotel. The next problem is the infrastructure for installation and maintenance of the system is largely RF-cable type technicians with little or no VOD server/internet experience and a large RF-cable installed base. Lodgenet has a reputation for poor service due to the complexity and age of their systems and number of VCP maintenance issues. A problem with the content owners is security of their content. The major movie titles are available in the hotel window before release to home video (Blockbuster). The movies are copied to VHS tapes and shipped to hotels for installing into the Video Cassette Players
(VCPs). The studios would like to see this "analog hole" plugged with secure digital delivery.

ON COMMAND. On Command has the same issues as Lodgenet and has roughly 75% of their rooms utilizing a tape based VOD system. On Command offers more services through its digital STB but is only available in large properties. On Command recently announced a file server VOD for small properties expected to sell for around $55,000. On Command will "sell" the system to small hotels for $27,000. In addition, the hotel must purchase the set-top boxes for $250 each or $25,000 for a 100-room property. The hotel must also pay a monthly service fee of $2.50 per room. On Command is located in Silicon Valley California.

SVI SYSTEMS. SVI is a privately owned company based in Peoria Ill. It has approximately 260,000 rooms utilizing a simple VOD system whereby movies are ordered through the room phone and adjacent card swipe. It is a tape-based system with VCPs located on the hotel property.

NXTV. NXTV located in Woodland Hills, California, is a new player with a sophisticated, if not complex system for large premium properties. They are only in about 5 hotels in the Beverly Hills area. The team at Oxford developed the encoding specifications for their system.

HOTEL MOVIE NETWORK. Hotel Movie Network located in Mesa, Arizona, has a small-inherited base of 200 rooms plus in which video tape players, along with 20-year-old refurbished SA 2400's are used to do pay per view. Their contracts were inherited with a startup company which failed to offer 3 D television and has no new launches of its system, and would make for a viable take over of properties should it be identified as a quick start.

Other hotel entertainment system are generally in room VCPs with video tapes available through a vending machine or operators using older Lodgenet systems sold off in the past three years.


EMPLOYEES

The Company currently has three employees. Management of the Company expects to use consultants, attorneys and accountants as necessary, and does not anticipate a need to engage any full-time employees so long as it is seeking and evaluating business opportunities. The need for employees and their availability will be addressed in connection with the decision whether or not to acquire or participate in specific business opportunities. Although there is no current plan with respect to its nature or amount, remuneration may be paid to or accrued for the benefit of, the Company's officers prior to, or in conjunction with, the completion of a business acquisition. The Company's officers have received compensation and have received compensation from the Company's parent Mergence Corporation. See "Executive Compensation" and under "Certain Relationships and Related Transactions."



ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION


The following Selected Financial Data should be read in conjunction with the financial statements and notes thereto found elsewhere herein.

The following discussions contain forward-looking statements regarding Oxford, its business, prospects and results of operations which are subject to certain risks and uncertainties posed by many factors and events that could cause the Company's actual business and results of operations to differ materially from those that may be expressed or implied by such forward-looking statements.

OVERVIEW

The Company previously had designed, developed, marketed intelligent digital media solutions and services, including media rights management, hospitality pay per view technology, audio and video encryption, delivery, tracking, key clearing and measurement tools, streaming media services. We have developed a suite of software and related components designed for the delivery of live and on-demand audio and video through cable, satellite and the Internet. The Company is now in the process of acquiring digital video on demand companies, has signed a letter of intent to acquire eMOD Systems, Inc ("eMOD"), a digital solutions company concentrating on the secure high quality distribution of digital video content to the hotel industry.

EMOD'S HOTEL - VIDEO ON DEMAND system benefits the guest, the hotel and the content owners. The system is advanced to the competition with proprietary ordering and billing software, secure Internet delivery of content, rapid deployment, low cost installation and online service and upgrades. The system has been in development and testing for over five years. Hotel guests enjoy high quality video on demand, easily and discreetly.

eMod has co-developed and has exclusive rights to the sale and distribution of low cost digital set-top boxes for the IPTV (TV over Broadband Internet Protocol) for business and home use. The low cost digital decoder for IPTV provides a discreet addressability to each room or TV for improved service and remote access and maintenance. A new box designed and built which allows the home viewer to surf the Internet with improved readability or watch near DVD quality movies.

The "Broadband VOD" system allows small to medium sized telephone companies to provide a video on demand movie service to their DSL customers. With broadband speeds as low as 400Kbps, customers can receive near DVD quality movies streamed to their TVs through digital set-top boxes. We provide the VOD servers at the Telco head-end, the distribution software and the consumer set-top boxes. Content is compressed and encrypted at our secure facilities and downloaded to the servers through a secure Internet pipe. The content is decrypted at the consumer's set-top box.

REVENUE

The Company generated no revenues in 2003 while going through a transition period, but has generated revenue from services and technology software delivered over the Internet and will generate future revenue from the hospitality pay per view and video related services, including digital rights management, encryption, key clearing, encoding, authoring, digital production, hosting, live and on-demand video, and web site integration in previous years. The Company will return this business upon the completion of the eMOD acquisition.

New Media: The company will derive revenue by delivering live, on-demand video and audio content over the Internet and by providing related services, including production, post production, compression, encoding, and encryption upon the completion of the eMOD acquisition.

COST OF REVENUE

Cost of New Media: Cost of new media consists of production expense, which includes salaries and costs associated with event production, bandwidth and monthly fees paid to Internet Service Providers and depreciation of servers included in the Company's global network.

EXPENSES

The Company expenses will consist of system development, sales and marketing, and general and administrative expenses. System development expenses consist primarily of salaries and payroll related expenses, fees to outside contractors and consultants, allocation of rent and depreciation on equipment. Sales and marketing and general and administrative expenses consist of salaries and related benefits, commissions, promotional expenses, public relations services, professional services, stock issued for services, stock-based compensation, amortization of goodwill, and general operating costs.


RESULTS OF OPERATIONS

 The primary operations have consisted of raising capital, acquiring businesses, developing and marketing video-on-demand services and video streaming through the Internet, hotel pay per view systems and DVD video encoding, compression and authoring. The Company had curtailed these activities due to a lack of financial resources. The Company is focusing on acquiring digital video on demand companies, has entered into a letter of intent on to acquire eMOD Systems, Inc, a digital solutions company concentrating on the secure high quality distribution of digital video content to the hotel industry. The Company has entered into a letter of intent to acquire eMOD Systems, Inc, a digital solutions company concentrating on the secure high quality distribution of digital video content to the hotel industry, in exchange for a majority interest in Oxford Media Corporation

The Company has been a 100% subsidiary of Mergence since its formation on October 1, 1999. In the year ended December 31, 2002 Mergence forgave all net advances made and owing from the Company in the amount of $339,336, which was included in the income statement as gain from Forgiveness of Debt.

The accompanying financial statements have been prepared on the basis of the Company continuing as a going concern. The Company has incurred operating losses from operations from inception in the amount of $1,062,181 and has accumulated a deficit at December 31, 2003 in the amount of $1,062,181 from its operations. In addition, an allocation from Mergence for general and administrative expenses since inception was approximately $ 13,000,000 which increased the accumulated deficit to $13,152,181. Although the Company has nominal liabilities, the future operations will be dependent upon the implementation of its planned acquisition.


                                        FOR THE SIX MONTHS ENDED   FOR THE YEARS ENDED
                                                JUNE 30,                DECEMBER 31,
                                        ----------------------- -------------------------
                                            2004        2003        2003         2002
                                        -----------  ----------  -----------  -----------

REVENUE                                  $    -      $    -      $      -     $    39,375
COST OF PRODUCTS SOLD                         -           -             -          38,315
                                         ----------  ----------  -----------  -----------
    GROSS PROFIT                              -           -             -           1,060
                                         ----------  ----------  -----------  -----------
OPERATING AND OTHER (INCOME) EXPENSES
  General and administrative allocation
    from parent                             365,000    459,000       767,000    1,242,000
  General and administrative                    800        800         1,273          573
  Depreciation                                -           -             -         143,162
  Amortization                                -           -             -          21,970
  Impairment loss on property abandoned       -           -             -          20,501
  Gain on sale of equipment                   -           -             -          (7,417)
                                         ----------  ---------   -----------  -----------
    TOTAL OPERATING AND OTHER EXPENSES      365,800    459,800       768,273    1,420,789
                                         ----------  ---------   -----------  -----------

NET LOSS                                 $ (365,800) $ (459,80)  $  (768,273) $(1,419,729)
                                        ===========  =========   ===========  ===========



SIX MONTHS ENDED JUNE 30, 2004 COMPARED TO THE SIX MONTHS ENDED JUNE 30, 2003.

 General and administrative expenses were $800 in 2004 and 2003. The Company
has been a wholly owned subsidiary of Mergence.      The Company's allocation
from Mergence for general and administrative expenses was $365,000 and $459,000 for the six months ended June 30, 2004 and 2003 respectively.


YEAR ENDED DECEMBER 31, 2003 COMPARED TO YEAR ENDED DECEMBER 31, 2002

Sales were $ -0- in 2003 compared to $ 39,375 in 2002.

The cost of product sold in 2003 was -0- compared to   $ 38,315 in 2002. The
decrease was due to no operating activities in 2003 while the Company was going through its transition phase. General and administrative expenses were $1,273 in 2003 compared with
$573 in 2002. The Company has been a wholly owned subsidiary of Mergence. The Company had no depreciation and amortization expenses in 2003 as compared with $143,162 and $21,979 in 2002. The Company abandoned all its equipment in September 2002 and incurred an impairment loss of $20,501. The Company's allocation from Mergence for general and administrative expenses was $767,000 and $1,242,000 for 2003 and 2002 respectively.

LIQUIDITY AND CAPITAL RESOURCES

Liquidity and Capital Resources

The Company has experienced no significant change in liquidity or capital resources or stockholder's equity. The Company's balance sheet as of December 31, 2003 reflects a current asset value of $0.00, and a total asset value of $0.00.

Results of Operations

Since it curtailed operations in September 2002 through December 31, 2003, the Company received no significant revenues during this period.

For the current fiscal year, the Company anticipates incurring a nominal loss until it completes its acquisition of eMod. The Company anticipates that until a business combination is completed with an acquisition candidate, it will not generate revenues, and may continue to operate at a loss after completing a business combination, depending upon the performance of the acquired business.

Plan of Operations

We intend to request a reasonable due diligence fee before we begin a detailed investigation into the affairs of potential targets. There can be no assurance that eMod or any other potential target will be willing to pay a due diligence fee, or that any due diligence fees we receive will be sufficient to offset the out-of-pocket costs incurred.

We believe our officer's cash resources will be adequate for our anticipated needs. Nevertheless, we may run out of money if a particular investigation requires significant technical expertise, or if we spend substantial amounts of money investigating a potential target and then determine that the potential target is not suitable.

While we have the corporate power to borrow money, credit is not likely to be available. Our officers and directors have no duty to loan money to our Company. If they cease loaning money, and we are unable to obtain additional financing, we will be forced to abandon our business and liquidate.

Need for Additional Financing

The Company believes that its officers and directors will assist the Company to meet the various cash needs, including the costs of compliance with the continuing reporting requirements of the 1934 Act, as amended, for a period of approximately eighteen (18) months. Accordingly, in the event the Company is able to complete a business combination during this period, it anticipates that its officers and directors' loans will be sufficient to allow it to accomplish the goal of completing a business combination. There is no assurance, however, that these available funds will ultimately prove to be adequate to allow it to complete a business combination, and once a business combination is completed, the Company's needs for additional financing are likely to increase substantially.

ITEM 3. DESCRIPTION OF PROPERTY

Our headquarters is an office facility in Irvine, California of approximately 7,500 square feet under a month-to-month lease. Management currently believes that the space is sufficient for the Company provide for our hotel pay per view, streaming, encoding, encryption, key clearing, publishing, marketing and sales operations as well as research and development and engineering. The condition of the property is good. The property is located in an office and industrial area with nearby access to freeways and airports.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

ALL THE COMMON STOCK OF THE COMPANY WAS OWNED BY MERGENCE CORPORATION AT DECEMBER 31, 2003. ON FEBRUARY 22, 2004 THE BOARD OF DIRECTORS OF MERGENCE VOTED TO SPIN OUT THE COMPANY TO ITS SHAREHOLDERS. On July 29, 2004, the Board of Directors of the Company agreed to a forward split of the common stock of the company of 933.33 shares to one share thereby increasing the number of issued and outstanding shares to 2,800,000 shares. The Board of Directors of both Mergence and the Company agreed to spin out 800,000 shares of the Company's outstanding stock to shareholders of record of Mergence common stock on August 27, 2004. The balance of the shares was issued in August 2004 for compensation and services totaling $69,000.THE FOLLOWING REPRESENTS MANAGEMENT'S OWNERSHIP IN MERGENCE:

MANAGEMENT. The following table sets forth as of June 13, 2004, information regarding beneficial ownership of the Company's stock by each director and each executive officer, and by all directors and executive officers of the Company as a group. Each named person and all directors and executive officers as a group are deemed to be the beneficial owners of shares that may be acquired within 60 days upon exercise of stock options. Accordingly, the number of shares and percentages set forth next to the name of such person and all directors and executive officers as a group include the shares issuable upon stock options exercisable within 60 days. However, the shares so issuable upon such exercise by any such person are not included in calculating the percentage of shares beneficially owned by any other stockholder.

                                             SHARES  BENEFICIALLY  OWNED
                                     -----------------------------------------
                                           COMMON               PREFERRED
                                     ------------------     ------------------
NAME OF BENEFICIAL OWNER             NUMBER     PERCENT      NUMBER    PERCENT
------------------------             ------     -------      ------    -------

Thomas Hemingway                     438,899      5.4%         0         0%
James H. Budd                        275,459      3.4          0         0
T. Richard Hutt                      482,072      6.0          0         0


All Directors and Executive
Officers a group (3 Persons)      1,196,430      14.8%         0         0%




ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

EXECUTIVE OFFICERS AND DIRECTORS

Set forth below is information regarding (i) the directors of the Company as of June 18, 2004, or until their successors are elected or appointed and qualified, and (ii) the executive officers of the Company as of June 18, 2004, who are elected to serve at the discretion of the Board of Directors. The following individuals have held the same positions for Mergence Corporation



NAME                    POSITION(S) WITH THE COMPANY                AGE
------------------------------------------------------------------------
Thomas Hemingway        Chairman and Chief Executive Officer        47

T. Richard Hutt(1)      Director, Vice President and                65
                          Secretary/Treasurer

James H. Budd           Director                                    63





The Company does not have a nominating committee of the Board of Directors.

(1) A member of the audit committee of the Board of Directors of the Company.

The Board of Directors acting as a whole performs the functions of the compensation committee.

THOMAS HEMINGWAY

Mr. Hemingway became the Chief Executive Officer and Chairman of Oxford on October 1, 1999. On August 5, 1998, Mr. Hemingway became the Chief Executive Officer and Chairman of the Mergence pursuant to the Agreement and Plan of Share Exchange among the Company, Intermark Corporation, a California corporation ("Intermark"), and Intermark's security holders upon the consummation of that transaction. A co- founder of Intermark, from October 1995 to the present Mr. Hemingway served as Chief Executive Officer and in other senior management positions at Intermark, a software publishing, sales and marketing company. From August 1994 to September 1995, Mr. Hemingway operated a consulting business specializing in software sales and marketing. From January 1994 to July 1994, Mr. Hemingway was chief operating officer at Ideafisher Systems, an artificial intelligence / associative processing software company. From August 1993 to December 1993, Mr. Hemingway was serving as a consultant with L3, an edutainment software company. From January 1993 to July 1993, Mr. Hemingway was involved in computer-related consulting in the capacity of chief executive officer of Becker/Smart House, LV, a home automation enterprise. In 1992, Mr. Hemingway was involved in making private investments in various industries. Previously, from 1987 to 1991, Mr. Hemingway founded and served as president of Intellinet Information Systems, a provider of network services and systems. Earlier in his career, Mr. Hemingway was a founder of Omni Advanced Technologies, a research and development firm developing products for the computer and communications industry.

JAMES H. BUDD

Mr. Budd was elected to the Board of Directors on October 1,1999. In August 1998, Mr. Budd became a Vice President of Mergence pursuant to the Agreement and Plan of Share Exchange among the Company, Intermark and Intermark's security holders. A co-founder of Intermark, from October 1995 to the present Mr. Budd has served as Vice President of Marketing and in other executive capacities of Intermark, a software publishing, sales and marketing company. From August 1994 to September 1995, Mr. Budd operated a consulting business specializing in software sales and marketing. From March 1994 to July 1994, Mr. Budd was vice president of marketing at Ideafisher Systems, an artificial intelligence / associative processing software company. From November 1993 to February 1994, Mr. Budd was involved in making private investments in various industries. Previously, from July 1978 to October 1993, Mr. Budd was founder and chief executive officer of Command Business Systems, a developer of business software products. Earlier in his career, Mr. Budd held marketing and sales management positions at Unisys, Nixdorf, Tymshare, and Prime Computer.

T. RICHARD HUTT

Mr. Hutt was elected to the Board of Directors on October 1, 1999. In August 1998, Mr. Hutt became a Vice President and the Secretary of Mergence pursuant to the Agreement and Plan of Share Exchange among the Company, Intermark and Intermark's security holders. A co-founder of Intermark, from October 1995 to the present Mr. Hutt has served as Vice President of Sales and Secretary of Intermark. From September 1992 to September 1995, Mr. Hutt was distribution sales manager for Strategic Marketing Partners, a leading national software and technology-marketing firm. Previously, he was in the communications and mini-computer industry with TRW where he formed the Canadian subsidiary as vice president of sales. He moved to TRW's Redondo Beach headquarters and managed the western division until Fujitsu acquired the business unit. Before joining TRW, he was with NCR's financial sales division in Canada. Prior to NCR, he managed the VAR division at Wang Laboratories. Moving to Matsushita, he played a key role in the development of the distribution channel for their Panasonic products.


ITEM 6. EXECUTIVE COMPENSATION.

From inception of the Company, its Directors, and Officers have received no compensation from the Company. These individuals have held the same positions at Mergence and the information below relates to Mergence, the 100% owner of the Company.
The following table sets forth compensation received by the Mergence's Chief Executive Officer and by each of the persons who were, for the fiscal year ended December 31, 2003, the other four most highly compensated executive officers of the Company whose total compensation during that year exceeded $100,000 (the "Named Officers"), for the three fiscal years ended December 31, 2003 or for the shorter period during which the Named Officer was compensated by the Company.


                                       SUMMARY COMPENSATION TABLE


                                                                    LONG-TERM COMPENSATION
                                                                ------------------------------
                                         ANNUAL COMPENSATION            AWARDS         PAYOUTS
                                 ----------------------------   ------------------   ---------

NAME AND                                                 RESTRICTED SECURITIES
PRINCIPAL                                 OTHER ANNUAL     STOCK    UNDERLYING   LTIP    ALL OTHER
POSITION            YEAR  SALARY   BONUS COMPENSATION(1)  AWARD(S)  OPTIONS(#)  PAYOUTS
COMPENSATION
------------------- ----  ------   ----- --------------- ---------- ----------- ------- ------------

Thomas C. Hemingway 2003  $                              $330,000    $165,000           $495,000
     CEO            2002   144,250(A)                     317,500                        317,500
                    2001   146,250

James H. Budd       2003                                  150,000                        150,000
  Vice President    2002   100,946(B)                     150,000                        150,000
                    2001   115,918

T. Richard Hutt     2003                                  165,000     90,000             255,000
   Vice President   2002   102,099(C)                     150,000                        150,000
                    2001   108,303


(A) Contributed to Mergence
(B) $99,330 contributed to Mergence
(C) $95,330 contributed to Mergence

   (1)Perquisites and other personal benefits did not for any Named Officer in the aggregate equal or exceed the lesser of $50,000 or 10% of the total of annual salary and bonus reported in this table for such person.


                       EXECUTIVE EMPLOYMENT AGREEMENTS

Mergence has an employment agreement with each Executive Officer listed below. The terms of those
Employment agreements are summarized in the following table:


                     CURRENT BASE       OTHER         BENEFITS DUE ON
NAME                 COMPENSATION       BENEFITS      TERMINATION
-------------------  ------------    ------------- -----------------------------------
Thomas C. Hemingway     $150,000     Any           If he is terminated by the Company
  CEO                                benefits      without cause, he is paid an amount
                                     for other     equal to 12 months base salary and
                                     officers,     all other benefits and perquisites
                                     and 3 weeks   continue for 12 months and
                                     vacation      the Company will be
                                     per year      required  to repurchase
                                                   all his stock and options
                                                   at the 30-day average market price.


T. Richard Hutt        $130,000      Any           If he is terminated by the Company
  Vice President                     benefits      without cause, he is paid an amount
                                     for other     equal to 3 months base salary and, all
                                     officers      other benefits and perquisites
                                     and 2 weeks   continue for 3 months and all stock
                                     vacation      options held by him vest and
                                     per year      become exercisable.



It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ retain one or more members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity, which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.


MERGERNCE STOCK GRANTS AND STOCK OPTIONS GRANTS IN 2003


Stock Grants:
 Tom Hemingway:       475,000 shares valued at $495,000
 James Budd:          125,000 shares valued at $150,000


T. Richard Hutt: 275,000 shares valued at $255,000.

MERGENCE STOCK GRANTS AND STOCK OPTIONS GRANTS IN 2002


Stock Grants:
 Tom Hemingway:        75,000 shares valued at $317,500
 James Budd:          125,000 shares valued at $150,000
 T. Richard Hutt:     125,000 shares valued at $150,000


Stock Option Grants In 2002:
Mark Utzinger: 18,750 shares at $1.20 per share

THERE WERE NO OPTION GRANTS DURING FISCAL 2003.

The following options were cancelled by the Officers in 2002:


Tom Hemingway:           21,062 shares
James Budd:               9,675 shares
T. Richard Hutt:          9,675 shares


The following table sets forth information concerning stock options, which were exercised during, or held at the end of, fiscal 2003 by the Named Officers:

None

COMPENSATION OF DIRECTORS

The Company's non-employee Director is not currently compensated for attendance at Board of Directors meetings. The Company may adopt a formal director compensation plan in the future. All of the Directors are reimbursed for their expenses for each Board and committee meeting attended.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

None during the two years ended December 31, 2003.

ITEM 8. LEGAL PROCEEDINGS

No material legal proceedings to which the Company (or any of its directors and officers in their capacities as such) is party or to which property of the Company is subject is pending and no such material proceeding is known by management of the Company to be contemplated.

ITEM 9. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There has been no public trading market for the Company's Common Stockholders of Common Stock are entitled to receive such dividends as may be declared by the Company's Board of Directors. The Company has paid no dividends on the Common Stock, nor does the Company anticipate that dividends will be paid in the foreseeable future.

ITEM 10. RECENT SALES OF UNREGISTERED SECURITIES

None

ITEM 11. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

None

ITEM 12. INDEMNIFICATION OF DIRECTORS AND OFFICERS

Delaware law provides that any director or officer of a Delaware corporation may be indemnified against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him in connection with or in defending any action, suit or proceeding in which he is a party by reason of his position, so long as it shall be determined that he conducted himself in good faith and that he reasonably believed that his conduct was in the corporation's best interest. If a director or officer is wholly successful, on the merits or otherwise, in connection with such proceeding, such indemnification is mandatory.

The Company's articles of incorporation and bylaws contain provisions which provide, among other things, that the Company shall indemnify certain persons, including officers and directors, against judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interest of the Company, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. As to any action brought by or in the right of the Company, such indemnification is limited to expenses (including attorney's fees) actually and reasonably incurred in connection with the defense or settlement of the case, and shall not be made, absent court approval, if it was determined that such person was liable for negligence or misconduct in the performance of his duty to the Company.

The Articles of Incorporation and the Bylaws of the Company, filed as Exhibits
3.1 and 3.2, respectively, provide that the Company will indemnify its officers and directors for costs and expenses incurred in connection with the defense of actions, suits, or proceedings where the officer or director acted in good faith and in a manner he reasonably believed to be in the Company's best interest and is a party by reason of his status as an officer or director, absent a finding of negligence or misconduct in the performance of duty.

ITEM 13. FINANCIAL STATEMENTS

Financial statements are filed as part of this report on pages F-1 through F-8.

EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K.

(a) INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

FINANCIAL STATEMENT SCHEDULES:

All schedules are omitted because they are not applicable or the required information is shown in the financial statements or the notes thereto.

   (a)Exhibits

Exhibit 3.1 Certificate of Incorporation
Exhibit 3.2 Certificate of Amendment of Certificate of Incorporation
Exhibit 3.3 By-Laws
Exhibit 3.4 Specimen of Stock Certificate
Exhibit 3.5 Agreement and Plan of Reorganization

ITEM 14. CONTROLS AND PROCEDURES.

As of a date within 90 days of the date of this report, the Company's Chief Executive Officer and Chief Financial Officer evaluated the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the disclosure controls and procedures are effective in ensuring that information required to be disclosed by the Company in the reports that it files or submits under the Securities and Exchange Act of 1934, as amended, is recorded, processed, summarized and reported within the time period specified by the Securities and Exchange Commission's rules and forms.

Additionally, there were no significant changes in the Company's internal controls that could significantly affect the Company's disclosure controls and procedures subsequent to the date of their evaluation, nor were there any significant deficiencies or material weaknesses in the Company's internal controls. As a result, no corrective actions were required or undertaken.


SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

                              OXFORD MEDIA CORP



Date   August 6, 2004                     By: /s/ T. Richard Hutt
                                        ---------------------------------
                                        Vice President, Secretary -Treasurer
                                         and Chief Financial Officer



In accordance with the Exchange Act, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on the 6th day of August 2004.




        Signature                                  Title


     /S/ Thomas Hemingway                Chairman, Chief Executive Officer,
------------------------------------       President and Director
         Thomas Hemingway



     /S/ T. Richard Hutt                Vice President, Secretary-Treasurer,
------------------------------------       Chief Financial and Accounting
         T. Richard Hutt                   Officer and Director



    /S/  James Budd                      Director
------------------------------------
         James Budd

                              OXFORD MEDIA CORP.
                             FINANCIAL STATEMENTS
                              TABLE OF CONTENTS


                                                                     PAGE


Report of Independent Certified Public Accountants                    F-1

Balance Sheets - June 30, 2004 (Unaudited) and
December 31, 2003 and 2002                                            F-2

Statements of Operations for the Six Months Ended June 30,
2004 and 2003 (Unaudited) and for the Years Ended
December 31, 2003 and 2002                                            F-3

Statements of Stockholders' Deficit for the Years Ended
December 31, 2002 and 2003 and Six Months Ended June 30,
2004 (Unaudited)                                                      F-4

Statements of Cash Flows for the Six Months Ended June 30,
2004 and 2003 (Unaudited) and for the Years Ended December
31, 2003 and 2002                                                     F-5

Notes to Financial Statements                                         F-6

    HANSEN, BARNETT & MAXWELL               REGISTERED WITH THE PUBLIC COMPANY
    A Professional Corporation                  ACCOUNTING OVERSIGHT BOARD
   CERTIFIED PUBLIC ACCOUNTANTS
     5 Triad Center, Suite 750
   Salt Lake City, UT 84180-1128
       Phone: (801) 532-2200
        Fax: (801) 532-7944
          www.hbmcpas.com


              REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors and the Stockholders
Mergence Corporation

We have audited the accompanying consolidated balance sheets of Oxford Media Corp. as of December 31, 2003 and 2002 and the related statements of operations, stockholders' deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Oxford Media Corp as of December 31, 2003 and 2002 and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 of the consolidated financial statements, the Company has suffered substantial and recurring losses from operations and negative cash flows from operating activities. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans regarding these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


                                            HANSEN, BARNETT & MAXWELL

Salt Lake City, Utah
June 30, 2004
                                     F-1

                              OXFORD MEDIA CORP.
                                BALANCE SHEETS




                                                 JUNE 30,    DECEMBER 31,   DECEMBER 31,
                                                  2004            2003          2002
                                              ------------   ------------   ------------
                                                (Unaudited)
                                 ASSETS
CURRENT ASSETS
  Cash                                         $    -         $     -       $     -
                                              ------------    ------------  -----------
    TOTAL CURRENT ASSETS                            -               -             -
                                              ------------   ------------  ------------
TOTAL ASSETS                                   $    -          $    -       $     -
                                              ============   ============  ============

           LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
  Accounts payable                             $    1,245      $      1,245  $       772
  Accrued liabilities                               2,400             1,600          800
                                               -----------     ------------  -----------
    TOTAL CURRENT LIABILITIES                       3,645             2,845        1,572
                                               -----------     ------------  -----------
STOCKHOLDERS' DEFICIT
  Preferred stock - $0.01 par value;
   1,000,000 shares authorized;
   none outstanding                                 -                   -           -
  Common stock - $0.01 par value; 50,000,000
   shares authorized; 1,800,000 shares
   issued and outstanding                          18,000            18,000       18,000
  Additional paid-in capital                   13,496,336        13,131,336   12,364,336
  Accumulated deficit                         (13,517,981)      (13,152,181) (12,383,908)
                                              ------------     ------------  -----------
    TOTAL STOCKHOLDERS' DEFICIT                (    3,645)      (     2,845)  (    1,572)
                                              ------------     ------------  -----------
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT   $     -          $       -     $      -
                                              ============     ============  ===========


  The accompanying notes are an integral part of these consolidated financial statements.

                              OXFORD MEDIA CORP.
                            STATEMENTS OF OPERATIONS


                                        FOR THE SIX MONTHS ENDED     FOR THE YEARS ENDED
                                                JUNE 30,                  DECEMBER 31,
                                        -----------------------   ------------------------
                                             2004      2003          2003         2002
                                        -----------  ----------   ----------   -----------
                                                (Unaudited)

REVENUE                                  $    -      $    -       $    -       $    39,375
COST OF PRODUCTS SOLD                         -           -            -            38,315
                                         ----------  ----------   ----------   -----------
    GROSS PROFIT                              -           -            -             1,060
                                         ----------  ----------   ----------   -----------
OPERATING AND OTHER (INCOME) EXPENSES
  General and administrative allocation
    from parent                             365,000     459,000      767,000     1,242,000
  General and administrative                    800         800        1,273           573
  Depreciation                                -           -             -          143,162
  Amortization                                -           -             -           21,970
  Impairment loss on property abandoned       -           -             -           20,501
  Gain on sale of equipment                   -           -             -           (7,417)
                                         ----------  ----------   ----------   -----------
    TOTAL OPERATING AND OTHER EXPENSES      365,800     459,800      768,273     1,420,789
                                         ----------  ----------   ----------   -----------

NET LOSS                                 $ (365,800) $ (459,800)  $  (768,273) $(1,419,729)
                                        ===========  ==========   ===========  ===========

BASIC AND DILUTED LOSS PER COMMON SHARE  $    (0.20)      (0.26)  $    ( 0.43) $     (0.79)
                                        ===========  ==========   ===========  ===========
WEIGHTED-AVERAGE NUMBER OF COMMON SHARES
   USED IN PER SHARE CALCULATION          1,800,000   1,800,000    1,800,000     1,800,000
                                        ===========  ==========   ==========   ===========



  The accompanying notes are an integral part of these consolidated financial statements.

                              OXFORD MEDIA CORP.
                      STATEMENTS OF STOCKHOLDERS' DEFICIT




                                              COMMON STOCK          ADDITIONAL                       TOTAL
                                         -----------------------     PAID-IN     ACCUMULATED     STOCKHOLDERS'
                                             SHARES    AMOUNT        CAPITAL       DEFICIT          DEFICIT
---------------------------------------------------------------------------------------------------------------
BALANCE - DECEMBER 31, 2001              1,800,000    $  18,000    $10,783,000    $(10,964,179)   $  (163,179)

Noncash Contribution from Parent                -          -         1,581,336            -         1,581,336

Net Loss for the Year Ended
  December 31, 2002                             -          -             -          (1,419,729)    (1,419,729)
                                         ---------    ----------  ------------    ------------    -----------

BALANCE - DECEMBER 31, 2002              1,800,000       18,000     12,364,336     (12,383,908)       ( 1,572)

Noncash Contribution from Parent                -          -           767,000              -         767,000

Net Loss for the Year Ended
  December 31, 2003                             -          -             -            (768,273)      (768,273)
                                         ---------    ---------    -----------    ------------    -----------
BALANCE - DECEMBER 31,2003               1,800,000       18,000     13,131,336     (13,152,181)       ( 2,845)

Noncash Contribution from Parent
 (Unaudited)                                                           365,000                        365,000

Net Loss for the Six Months
  Ended June 30, 2004 (Unaudited)                                                     (365,800)      (365,800)
                                         ---------    ---------    -----------    ------------    -----------

Balance June 30, 2004 (Unaudited)        1,800,000    $  18,000    $13,496,336    $(13,517,981)   $    (3,645)
                                         =========    =========    ===========    ============    ===========



  The accompanying notes are an integral part of these consolidated financial statements.

                          OXFORD MEDIA CORP.
                       STATEMENTS OF CASH FLOWS


                                               FOR THE SIX MONTHS ENDED          FOR THE YEARS ENDED
                                                      JUNE 30,                       DECEMBER 31,
                                             --------------------------     -----------------------------
                                                  2004           2003            2003            2002
                                              ------------   ------------   -------------   -------------
                                                      (Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                     $ (365,800)    $ (459,800)    $  (768,273)    $(1,419,729)
  Adjustments to reconcile net loss to net
    cash used by operating activities:
    Noncash expenses allocated from Parent        365,000        459,000         767,000       1,242,000
    Depreciation and amortization                                                    -           165,141
    Gain on sale of equipment                        -              -                -            (7,417)
    Loss on disposal of equipment                    -              -                -            20,501
  Changes in assets and liabilities:
      Accounts receivable                            -              -                -            35,800
      Accounts payable                               -              -                473             772
      Accrued liabilities                             800            800             800         (20,036)
                                                -----------   -----------   -------------     -----------
  NET CASH FLOWS FROM OPERATING ACTIVITIES           -              -                -            17,032
                                                -----------   -----------   -------------     -----------

CASH FLOWS FROM FINANCING ACTIVITIES
  Capital distribution to parent                     -              -                -           (17,132)
                                                -----------   -----------   -------------     -----------
  NET CASH FLOWS FROMNANCING ACTIVITIES              -              -                -           (17,132)
                                               ------------   -----------   -------------     -----------

NET DECREASE IN CASH                                 -              -                -            (  100)

CASH - BEGINNING OF YEAR                             -              -                -               100
                                               ------------   -----------   -------------     -----------
CASH - END OF YEAR                              $    -         $    -        $       -        $       -
                                               ============   ===========   =============     ===========



SUPPLEMENTAL SCHEDULE OF NONCASH INVESTING
 AND FINANCING ACTIVITIES

Conversion of payable to parent to capital      $    -         $    -        $       -        $  339,336
Reduction of payable to parent by proceeds
from sale of equipment                                                               -            10,000



  The accompanying notes are an integral part of these consolidated financial statements.

                              OXFORD MEDIA CORP.
                        NOTES TO FINANCIAL STATEMENTS
               (INFORMATION AS OF JUNE 30, 2004 AND FOR THE SIX
               MONTHS ENDED JUNE 30, 2004 AND 2003 IS UNAUDITED)


NOTE 1--NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Oxford Media Corp. (the "Company") was formed effective October 1, 1999, when Mergence Corporation ("Mergence") (formerly eSynch Corporation) completed the acquisition of Oxford Media Corporation ("Oxford"), which was engaged in DVD video encoding, compression and authoring. Under the Agreement, the shareholders of Oxford exchanged all the outstanding shares of Oxford common stock for 450,000 shares of the Mergence's common stock. The acquisition was accounted for using the purchase method of accounting and the purchase price of the acquired assets was computed to be $720,000, which was attributed to the assets acquired including software licenses in the amount of $100,000 and goodwill in the amount of $119,900. Mergence received a nonexclusive license from Oxford Management Corporation, a Nevada corporation, for a license of proprietary software and source code for a video-on-demand hotel pay-per-view system. The value of the software license was included in other assets of Mergence and was amortized over three years. At December 31, 2001, management evaluated the goodwill for impairment and, based on an analysis of estimated future cash flows, management determined that the goodwill was impaired. Accordingly, the Company recognized an impairment loss in the amount of the $29,973 to reduce the remaining unamortized carrying value of the goodwill to its estimated discounted net future cash flows. Due to a lack of resources, the Company curtailed all operational activities on September 30, 2002 and abandoned its operating equipment resulting in an impairment loss of $20,501. The Company then refocused operations to explore opportunities in the hospitality video on demand market and TV over Broadband Internet Protocol ("IPTV") for business and home use through the Internet and wireless systems.

The primary operations of the Company have consisted of raising capital, acquiring businesses, developing and marketing video-on-demand services and video streaming through the Internet and DVD video encoding, compression and authoring. The Company is focusing on acquiring digital video on demand companies.

The Company has been a 100% subsidiary of Mergence since its formation on October 1, 1999. In the year ended December 31, 2002 Mergence forgave all net advances made and owing from the Company in the amount of $339,336. The Company recognized this transaction as a noncash capital contribution during 2002. In February 2004, the Board of Directors of Mergence elected to spin out the stock of the Company to the shareholders of Mergence; however, that transaction has not been finalized and any related effects of the planned transaction are not reflected in the accompanying financial statements. Mergence has filed with the SEC to effect the Spin out of 800,000 shares of the Company for Mergence shareholders of record as of August 27,2004. On July 29, 2004, the Board of Directors of the Company agreed to forward spilt the then outstanding 300 shares of common stock 600 to 1 to change the issued and outstanding stock of the Company to 1,800,000 shares. This change has been retroactively included in the financial statements for all periods.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Business Condition - The accompanying financial statements have been prepared on the basis of the Company continuing as a going concern. The Company has incurred losses from operations from inception totaling $13,152,181, including allocations from Mergence for general and administrative expenses. The Company suffered negative cash flows from operating activities during the year ended December 31, 2003. In addition, the Company has a working capital deficiency and a capital deficiency at December 31, 2003. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Although the Company has nominal liabilities, future successful operations will be dependent upon successful implementation of its planned acquisition of eMOD Systems, Inc., a digital solutions company concentrating on the secure high quality distribution of digital video content to the hotel industry.
Management plans to complete the acquisition of eMOD Systems in exchange for a majority interest in Oxford in accordance with a letter of intent entered into by the Company. Completion of the transaction and success in this venture is not assumed.

Fair Values of Financial Instruments - The amounts reported as accrued liabilities are considered to be reasonable approximations of their fair values. Management estimated the fair value estimates based on their near term nature.

General and Administrative Expense Allocation - The Company's parent, Mergence has sustained substantial operating losses since the acquisition of the Company. These losses have been allocated equally between Mergence and its two wholly owned subsidiaries.
The amount allocated for the six months ended June 30, 2004 was $365,000 and the amounts allocated for the years ended December 31, 2003 and 2002 were $767,000 and $1,242,000, respectively. The total allocation since inception through December 31, 2003 amounted to approximately $13,000,000. Amounts allocated were accounted for as noncash capital contributions to the Company from Mergence.

                              OXFORD MEDIA CORP.
                         NOTES TO FINANCIAL STATEMENTS




Basic and Diluted Loss Per Common Share - Basic income loss per common share is computed by dividing the income or loss by the weighted-average number of common shares outstanding during the year. There were no potentially issuable common shares under contracts at December 31, 2003 and, therefore, none were excluded from the calculations of diluted loss per common share.


The unaudited interim financial statements as of June, 2004 and for the six months ended June 30, 2004 and 2003 and, included herein, have been prepared by the Company, without audit, pursuant to rules and regulations of the Securities and Exchange Commission, and, in the opinion of management, reflect all adjustments (consisting of only normal recurring adjustments) which are necessary for a fair presentation. The results of operations for the the six months ended June 30, 2004 are not necessarily indicative of the results for the full year.


Revenue Recognition - Revenue from DVD video encoding, compression and authoring and video-on-demand services was recognized when the product or services was completed, the products were transmitted or shipped to the customer and accepted by the customer.

New Accounting Standards - In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections. Among other provisions, this statement modifies the criteria for classification of gains or losses on debt extinguishment such that they are not required to be classified as extraordinary items if they do not meet the criteria for classification as extraordinary items in accordance with APB Opinion No. 30, Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. The Company has applied the provisions of this standard to transactions occurring after December 31, 2002. The adoption of this standard had no effect on the accompanying financial statements.

In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities. Statement No. 150 requires financial instruments that are mandatorily redeemable or that contain an obligation to repurchase the financial instrument be classified as liabilities. Statement No. 150 was effective July 1, 2003. The adoption of this standard had no effect on the accompanying financial statements.

NOTE 2 - EQUIPMENT

The Company abandoned its remaining equipment in the year ended December 31, 2002, which had an original cost of $572,646 and incurred an impairment loss of $21,501.

NOTE 3 - STOCKHOLDERS' EQUITY

On February 22, 2004, the Company amended its Articles of Incorporation authorizing 10,000 shares of $0.01 par value Preferred Stock and increased its authorized number of its $0.01 par value Common Stock to 50,000,000 shares. On July 29, 2004, the Board of Directors of the Company agreed to forward spilt the then outstanding 300 shares of common stock 600 to 1 to change the issued and outstanding stock of the Company to 1,800,000 shares. The accompanying financial statements have been restated for the effects of this change on a retroactive basis for all periods presented.

NOTE 4 - SUBSEQUENT EVENT

On July 29, 2004, the Board of Directors of the Company agreed to a forward split of the common stock of the company of 600 shares to one share thereby increasing the number of issued and outstanding shares to 1,800,000 shares. In August 2004, Mergence Corporation transferred 1,000,000 shares of Oxford Media Corp. to its officers for their services to Mergence Corporation and the Boards of Directors of both Mergence and the Company agreed to spin out the remaining 800,000 shares of the Company's outstanding stock to shareholders of record of Mergence common stock on August 27, 2004.

In August 2004, the Company issued an additional 1,000,000 shares to three officers as compensation for services related to the reorganization of the Company, valued at $60,000 ($0.06 per share).

EXHIBIT 31
                          CERTIFICATION PURSUANT TO
                      18 U.S.C. SECTION 1350, AS ADOPTED
                        PURSUANT TO SECTION 302 OF THE
                          SARBANES-OXLEY ACT OF 2002

                      I, Thomas Hemingway, certify that:

1. I have reviewed this annual report on Form 10-SB of Oxford Media Corp.

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material aspects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this annual report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls and in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: August 6, 2004



/s/ Thomas Hemingway
------------------------------------
Thomas Hemingway, Chairman, Chief Executive Officer and President
Oxford Media Corp.





                           CERTIFICATION PURSUANT TO
                      18 U.S.C. SECTION 1350, AS ADOPTED
                        PURSUANT TO SECTION 302 OF THE
                          SARBANES-OXLEY ACT OF 2002

                      I, T. Richard Hutt, certify that:

1. I have reviewed this annual report on Form 10-SB of Oxford Media Corp

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material aspects the financial condition, results of operations and cash flows of the registrant as of, and for, the period presented in this annual report.

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing of this annual report (the "Evaluation Date"); and

c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officer and I have indicated in this annual report whether or not there were significant changes in internal controls and in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: August 6, 2004



/s/ T. Richard Hutt
------------------------------------
T. Richard Hutt, Vice President, Secretary-Treasurer and Chief Financial Officer Oxford Media Corp

EXHIBIT 32

                          CERTIFICATION PURSUANT TO
                           18 U.S.C. SECTION 1350,
                            AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Oxford Media Corp. on Form 10- SB for the period ending December 31, 2003, and the interim financial statements filed for the six months ended June 30, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Thomas Hemingway, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

   (1)The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: August 6, 2004



/s/  Thomas Hemingway
---------------------
Thomas Hemingway
Chief Executive Officer and President

EXHIBIT 32

                          CERTIFICATION PURSUANT TO
                           18 U.S.C. SECTION 1350,
                            AS ADOPTED PURSUANT TO
                 SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Oxford Media Corp .on Form 10-SB for the period ending December 31, 2003 and the interim financial statements for the six months ended June 30, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, T. Richard Hutt, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


Date: August 6, 2004



/s/ T. Richard Hutt
---------------------
T. Richard Hutt
Vice President, Secretary-Treasurer and
Chief Financial Officer

EXHIBIT 3.1   CERTIFICATE OF INCORPORATION


                                SECRETARY OF STATE
                           DIVISION OF CORPORATIONS
                 FILED 02:00 PM 01/11/1999991011036 - 2991140
                         CERTIFICATE OF INCORPORATION
                                      OF
                              OXFORD MEDIA CORP.


        THE UNDERSIGNED, for the purpose of forming a corporation pursuant to the provisions of the General Corporation Law of the State of Delaware, does hereby certify as follows:

        FIRST: The name of the corporation is Oxford Media Corp. (the ,corporation").

        SECOND: The address of the Corporation's registered office in the State of Delaware is 1013 Centre Road, Wilmington, Delaware 19805 and the name of the Corporation's registered agent at such address is The Corporation Service Company.

      . THIRD: The purpose for which the Corporation is organized is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

        FOURTH; The total number of shares of capital stock which the Corporation shall have authority to issue is 10,000 shares of common stock, $.01 par value PER share.

        FIFTH: Subject to the provisions of the General Corporation Law of the State of Delaware, the number of Directors of the Corporation shall be determined as provided by the $y-Laws of the Corporation.

        SIXTH: The Corporation shall indemnify and hold harmless any director, officer, employee or agent of the Corporation from and against any and all expenses and liabilities that may be imposed upon or incurred by him in connection with, or as a result of, any proceeding in which he may become involved, as a party or otherwise, by reason of the fact that he is or WAS such a director, officer, employee or agent of the Corporation, whether or not he continues to be such at the time such expenses and liabilities shall have been imposed or incurred, to the extent permitted by the laws of the State of Delaware, as they may be amended from time to time.

      SEVENTH: No person who is or was at any time a director of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for any breach of fiduciary duty by such person as a director; provided, however, that, unless and except to the extent otherwise permitted from time to time by applicable law, the provisions of this Article SEVENTH shall not eliminate or limit the liability of a director (i) for breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for any act or omission by the director which is not in good faith or which involves intentional misconduct or a knowing violation of law, (iii) under
    Section 174 of the General corporation Law of the State of .Delaware, or (iv) for any transaction from which the director derived an improper personal benefit. No amendment to or repeal of this shall apply to or have any effect on the liability or alleged liability of any director of the corporation for or with respect to any act or omission of such director occurring prior to such amendment or repeal.

       EIGHTH; In furtherance "a not in limitation of the general powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to make, alter or repeal the By-Laws of the Corporation, except as specifically stated therein.

         NINTH; Whenever a compromise or arrangement is proposed between this Corporation} and its creditors or any class of them and/or between this Corporation and its stockholders or any class of them, any court of equitable jurisdiction within the State of Delaware may, on the application in a summary way of this Corporation or of any creditor or stockholder thereof or on the application of any receiver or receivers appointed for this Corporations under the provisions of S291 of Title 8 of the Delaware Code or on the application of trustees in dissolution or of any receiver or receivers appointed for this Corporation under the provisions of S279 of Title 8 of the Delaware Code, order a meetingof the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, to be summoned in such manner as the said court directs. If a majority in number representing three-fourths in value of the creditors or class of creditors, and/or of the stockholders or class of stockholders of this Corporation, as the case may be, agree to any compromise or arrangement and to. any reorganization of this Corporation as a consequence of such compromise or arrangement the said compromise or arrangement and the said reorganization shall, if sanctioned by the Court to which the said application has been made, be binding on all the creditors or class of creditors, and/or on all the stockholders or class of stockholders of this Corporation, as the case may be, and also on this Corporation.

        TENTH: Except as otherwise required by the laws of the State of Delaware, the stockholders and Directors shall have the power to hold their meetings and to keep the books, documents and papers of the Corporation outside of the state of Delaware, and the Corporation shall have the power to have one or more offices within or without the state of Delaware, at such places as may be from time to time designated by the By-Laws of the Corporation or by resolution of the stockholders or Directors. Elections of Directors need not be by ballot unless the By-Laws of the Corporation shall so provide.

       ELEVENTH: The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

EXHIBIT 3.2   CERTIFICATE OF AMENDMENT OF CERTIFICATE OF INCORPORATION

                               STATE OF DELAWARE
                              SECRETARY OF STATE
                           DIVISION OF CORPORATIONS
                        DELIVERED 09:30216,103/03/2004
                            FILED 09:30M 03/03/2004
                         SRV 040161242 - 2991140 FILE
                               STATE OF DELAWARE

                           CERTIFICATE OF AMENDMENT

                       OF CERTIFICATE OF INCORPORATION


Oxford Media CORP, a corporation organized and existing under any by virtue of the General Corporation Law of the State of Delaware.

DOES HEREBY CERTIFY:

FIRST: That at a meeting of the Board of Directors of Oxford Media Corp resolutions were duly adopted setting for the a proposed amendment of the Certificate of Incorporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended by changing the Article(s) thereof numbered "Fourth" so that, as amended, said Article shall be and read as follows:

The total number of shares of capital stock, which the Corporation shall have authority to issue, is 50,000,000 shares of common stock, $.01 par value per share, and 1,000,000 shares of preferred stock, $.01 par value per share.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of SHARES as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

FOURTH: That the capital of said corporation shall not be reduced under or by reason of the said amendment.

IN WITNESS WHEREOF, said Oxford Media Corp. has caused this certificate to be signed by T. Richard Hutt, an Authorized Officer, this 27th, day of February

2004.


                                By: T. Richard Hutt
                                Authorized Officer

                     Title:-_ CI._____0.4-0119 t~ *'` ~n-z''_ Name:

                     T. Richard Hutt
                              SECRETARY OF STATE
                           DIVISION OF CORPORATIONS
                                 P.O. BOX 898
                             DOVER, DELAWARE 19903

EXHIBIT 3.3   BY-LAWS

                      OXFORD MEDIA CORP.
                           BY-LAWS
                          ARTICLE I
                                    Offices
     The registered office of the Corporation shall be in the City of Wilmington, County of New Castle, State of Delaware.
     The Corporation may also have offices at such other places, both within and without the State of Delaware, as may from time to time be designated by the Board of Directors.
                                  ARTICLE II
                                     Books
     The books and records of the Corporation may be kept (except as otherwise provided by the laws of the State of Delaware) outside of the State of Delaware and at such place or places as may from time to time be designated by the Board of Directors.
                                  ARTICLE III
                                 Stockholders
     Section 1. Annual Meetings. The annual meeting of the stockholders of the Corporation for the election of Directors and the transaction of such other business as may properly come before said meeting shall be held at the principal business office of the Corporation or at such other place or places either within or without the State of Delaware as may be designated by the Board of Directors and stated in the notice of the meeting, on the first day of June in each year, if not a legal holiday, and, if a legal holiday, then on the next day not a legal holiday, at 10:00 o'clock in the morning.


     Written notice of the place designated for the annual meeting of the stockholders of the Corporation shall be delivered personally or mailed to each stockholder entitled to vote thereat not less than ten (10) and not more than sixty (60) days prior to said meeting, but at any meeting at which all stockholders shall be present, or of which all stockholders not present have waived notice in writing, the giving of notice as above described may be dispensed with. If mailed, said notice shall be directed to each stockholder at his address as the same appears on the stock ledger of the Corporation unless he shall have filed with the Secretary of the Corporation a written request that notices intended for him be mailed to some other address, in which case it shall be mailed to the address designated in such request.
     Section 2. Special______Meetings.        Special meetings of the
     stockholders of the Corporation shall be held whenever called in the manner required by the laws of the State of Delaware for purposes as to which there are special statutory provisions, and for other purposes whenever called by resolution of the Board of Directors, or by the Chairman of the Board, or by the holders of a majority of the outstanding shares of capital stock of the Corporation the holders of which are entitled to vote on matters that are to be voted on at such meeting. Any such special meeting of stockholders may be held at the principal business office of the Corporation or at such other place or places, either within or without the State of Delaware, as may be specified in the notice thereof. Business transacted at any special meeting of stockholders of the Corporation shall be limited to the purposes stated in the notice thereof.

corp\oxford\bylaws.2              2
      Except as otherwise expressly required by the laws of the State of Delaware, written notice of each special meeting, stating the day, hour and place, and in general terms the business to be transacted thereat, shall be delivered personally or mailed to each stockholder entitled to vote thereat not less than ten (10) days and not more than sixty (60) days before the meeting. If mailed, said notice shall be directed to each stockholder at his address as the same appears on the stock ledger of the Corporation unless he shall have filed with the Secretary of the Corporation a written request that notices intended for him be mailed to some other address, in which case it shall be mailed to the address designated in said request. At any special meeting at which all stockholders shall be present, or of which all stockholders not present have waived notice in writing, the giving of notice as above described may be dispensed with.
      Section 3. List of Stockholders. The officer of the Corporation who shall have charge of the stock ledger of the Corporation shall prepare and make, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at said meeting, arranged in alphabetical order and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, during ordinary business hours for a period of at least ten (10) days prior to the meeting, either at a place within the city where the meeting is to be held, which place shall be specified in the notice of the meeting, or, if not so specified, at the place where the meeting is to be held. The list shall also be

corp\oxford\bylaws.2               3
produced and kept at the time and place of the meeting during the whole time thereof, and may be inspected by any stockholder who is present.
     Section 4. Quorum. At any meeting of the stockholders of the Corporation, except as otherwise expressly provided by the laws of the State of Delaware, the Certificate of Incorporation or these By-Laws, there must be present, either in person or by proxy, in order to constitute a quorum, stockholders owning a majority of the issued and outstanding shares of the capital stock of the Corporation entitled to vote at said meeting. At any meeting of stock-holders at which a quorum is not present, the holders of, or proxies for, a majority of the stock which is represented at such meeting, shall have power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented any business may be transacted which might have been transacted at the meeting as originally noticed. If the adjournment is for more than thirty (30) days, or if after the adjournment a new record date is fixed for the adjourned meeting, a notice of the adjourned meeting shall be given to each stockholder of record entitled to vote the meeting.
     Section 5. Organization. The Chairman of the Board, or in his absence the President, shall call to order meetings of the stockholders and shall act as chairman of such meetings. The Board of Directors or the stockholders may appoint any stockholder or any other Director or officer of the Corporation to act as chairman of any meeting in the absence of the Chairman of the Board and the

corp\oxford\bylaws.2              4
President. The Secretary of the Corporation shall act as secretary of all meetings of the stockholders, but in the absence of the Secretary the presiding officer may appoint any other person to act as secretary of any meeting.
     Section 6. Voting. Except as otherwise provided in the Certificate of Incorporation or these By-Laws, each stockholder of record of the Corporation shall, at every meeting of the stockholders of the Corporation, be entitled to one (1) vote for each share of stock standing in his name on the books of the Corporation on any matter on which he is entitled to vote, and such votes may be cast either in person or by proxy, appointed by an instrument in writing, subscribed by such stockholder or by his duly authorized attorney, and filed with the Secretary before being voted on, but no proxy shall be voted after three (3) years from its date, unless said proxy provides for a longer period. If the Certificate of Incorporation provides for more or less than one (1) vote for any share of capital stock of the Corporation, on any matter, then any and every reference in these By-Laws to a majority or other proportion of capital stock shall refer to such majority or other proportion of the votes of such stock.
     The vote on all elections of Directors and on any other questions before the meeting need not be by ballot, except upon demand of any stockholder. When a quorum is present at any meeting of the stockholders of the Corporation, the vote of the holders of a majority of the capital stock entitled to vote at such meeting and present in person or represented by proxy shall decide any question brought before such meeting, unless the question is one upon which, under any provision of the laws of the State of

corp\oxford\bylaws.2               5
Delaware or of the Certificate of Incorporation, a different vote is required in which case such provision shall govern and control the decision of such question.
     Section 7. Consent. Except as otherwise provided by the Certificate of Incorporation, whenever the vote of the stockholders at a meeting thereof is required or permitted to be taken in connection with any corporate action by any provision of the laws of the State of Delaware or of the Certificate of Incorporation, such corporate action may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding capital stock of the Corporation having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted. Prompt notice of the taking of the corporate action without a meeting by less than unanimous written consent shall be given to those stockholders who have not consented thereto in writing.
     Section 8. Judges. At every meeting of the stockholders of the Corporation at which a vote by ballot is taken, the polls shall be opened and closed, the proxies and ballots shall be received and taken in charge, and all questions touching the qualifications of voters, the validity of proxies and the acceptance or rejection of votes shall be decided by, two (2) judges. Said judges shall be appointed by the Board of Directors before the meeting, or, if no such appointment shall have been made, by the presiding officer of the meeting. If for any reason any of the judges previously appointed shall fail to attend or refuse or be unable to serve,

corp\oxford\bylaws.2               6
judges in place of any so failing to attend, or refusing or unable to service, shall be appointed in like manner.
                                  ARTICLE IV
                                   Directors
     Section 1. Number, Election and Term of Office. The business and affairs of the Corporation shall be managed by the Board of Directors. The number of Directors which shall constitute the whole Board shall be not less than one (1) nor more than seven (7). Within such limits, the number of Directors may be fixed from time to time by vote of the stockholders or of the Board of Directors, at any regular or special meeting, subject to the provisions of the Certificate of Incorporation. Directors need not be stockholders. Directors shall be elected at the annual meeting of the stockholders of the Corporation, except as provided in Section 2 of this Article, to serve until the next annual meeting of stockholders and until their respective successors are duly elected and have qualified.
     In addition to the powers by these By-Laws expressly conferred upon them, the Board may exercise all such powers of the Corporation as are not by the laws of the State of Delaware, the Certificate of Incorporation or these By-Laws required to be exercised or done by the stockholders.
     Section 2. Vacancies and Newly Created Directorships. Except as hereinafter provided, any vacancy in the office of a Director occurring for any reason other than the removal of a Director pursuant to Section 3 of this Article, and any newly created Directorship resulting from any increase in the authorized number of Directors, may be filled by a majority of the Directors then in

corp\oxford\bylaws.2               7
office or by a sole remaining Director. In the event that any vacancy in the office of a Director occurs as a result of the removal of a Director pursuant to Section 3 of this Article, or in the event that vacancies occur contemporaneously in the offices of all of the Directors, such vacancy or vacancies shall be filled by the stockholders of the Corporation at a meeting of stockholders called for the purpose. Directors chosen or elected as aforesaid shall hold office until the next annual meeting of stockholders and until their respective successors are duly elected and have qualified.
     Section 3. Removals. At any meeting of stockholders of the Corporation called for the purpose, the holders of a majority of the shares of capital stock of the Corporation entitled to vote at such meeting may remove from office, with or without cause, any or all of the Directors.
     Section 4. Regular Meetings. Regular meetings of the Board of Directors may be held without notice at such time and place, either within or without the State of Delaware, as shall from time to time be determined by resolution of the Board.
     Section 5. Special Meetings. Special meetings of the Board of Directors may be called by the Chairman of the Board, the President or any two Directors on notice given to each Director, and such meetings shall be held at the principal business office of the Corporation or at such other place or places, either within or without the State of Delaware, as shall be specified in the notices thereof.
     Section 6. Annual Meetings. The first meeting of each newly elected Board of Directors shall be held as soon as practicable

corp\oxford\bylaws.2               8
after each annual election of Directors and on the same day, at the same place at which regular meetings of the Board of Directors are held, or at such other time and place as may be provided by resolution of the Board. Such meeting may be held at any other time or place which shall be specified in a notice given, as hereinafter provided, for special meetings of the Board of Directors.
     Section 7. Notice. Notice of any meeting of the Board of Directors requiring notice shall be given to each Director by mailing the same at least forty-eight (48) hours, or by telegraphing the same at least twelve (12) hours, before the time fixed for the meeting. Attendance of a Director at a meeting shall constitute waiver of notice of such meeting, except when such Director attends such meeting for the express purpose of objecting, at the beginning of such meeting, to the transaction of any business because such meeting is not lawfully called or convened.
     Section 8. Quorum. At all meetings of the Board of Directors, the presence of one-half or more of the Directors constituting the Board shall constitute a quorum for the transaction of business. Except as may be otherwise specifically provided by the laws of the State of Delaware, the Certificate of Incorporation or these By-Laws, the affirmative vote of a majority of the Directors present at the time of such vote shall be the act of the Board of Directors if a quorum is present. If a quorum shall not be present at any meeting of the Board of Directors the Directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be


corp\oxford\bylaws.2               9
present. The Chairman of the Board shall call to order meetings of the directors and shall act as chairman of such meetings.
     Section 9. Consent. Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, any action required or permitted to be taken at any meeting of the Board of Directors may be taken without a meeting, if all members of the Board consent thereto in writing, and the writing or writings are filed with the minutes of proceedings of the Board.
     Section 10. Telephonic Meetings. Unless otherwise restricted by the Certificate of Incorporation or these By-Laws, members of the Board of Directors may participate in a meeting of the board by means of conference telephone or similar communications equipment by means of which all persons participating in such meeting can hear each other, and participation in a meeting pursuant to this Section 10 shall constitute presence in person at such meeting.
     Section 11. Compensation of Directors. Directors, as such, shall not receive any stated salary for their services, but, by resolution of the Board, a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the Board; provided that nothing herein contained shall be construed to preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor.
     Section 12. Resignations. Any Director of the Corporation may resign at any time by giving written notice to the Board of Directors or to the Chairman of the Board, the President or the Secretary of the Corporation. Any such resignation shall take effect at the time specified therein, or, if the time be not specified, upon receipt thereof; and unless otherwise specified

corp\oxford\bylaws.2              10
therein, acceptance of such resignation shall not be necessary to make it effective.
                         ARTICLE V
                          Officers
     Section 1. Number, Election and Term of Office. The officers of the Corporation shall be a Chairman of the Board, a President, one or more Vice Presidents, a Secretary and a Treasurer, and may, at the discretion of the Board of Directors include any other officers. The officers of the Corporation shall be elected annually by the Board of Directors at its meeting held immediately after the annual meeting of the stockholders, and shall hold their respective offices until their successors are duly elected and have qualified. Any number of offices may be held by the same person. The Board of Directors may from time to time appoint such other officers and agents as the interest of the Corporation may require and may fix their duties and terms of office.
     Section 2. Chairman of the Board. The Chairman of the Board shall preside at all meetings of the Board of Directors and of the stockholders, and shall be the chief executive officer of the Corporation and shall have, subject to the provisions of these By-Laws, general supervision of the offices of the Corporation and general and active control of all its business. He shall see that all orders and resolutions of the Board of Directors and the stockholders are carried into effect. He shall have the general authority to execute bonds, deeds, and contracts in the name of the Corporation and affix the corporate seal thereto; to sign stock certificates; to cause the employment or appointment of such employees and agents of the Corporation as the proper conduct of
corp\oxford\bylaws.2              11
operations may require, and to fix their compensation, subject to the provisions of these By-Laws; to remove or suspend any employee or agent who shall have been employed or appointed under his authority or under authority of an officer subordinate to him; and in general, to exercise all the powers and authority usually appertaining to the chief executive officer of a corporation.
     Section 3. President. The President shall perform such duties as the Chairman of the Board of Directors shall require. The President shall, during the absence or incapacity of the Chairman of the Board, assume and perform his duties.
     Section 4. Vice Presidents. Each Vice President shall perform such duties as the Chairman of the Board, the President or the Board of Directors shall require. Any Vice President shall, during the absence or incapacity of the President, assume and perform his duties.
     Section S. Secretary. The Secretary may sign all certificates of stock of the Corporation. He shall record all the proceedings of the meetings of the Board of Directors and of the stockholders of the Corporation in books to be kept for that purpose. He shall have custody of the seal of the Corporation and may affix the same to any instrument requiring such seal when authorized by the Board of Directors, and when so affixed he may attest the same by his signature. He shall keep the transfer books, in which all transfers of the capital stock of the Corporation shall be registered, and the stock books which shall contain the names and addresses of all holders of the capital stock of the Corporation and the number of shares held by each; and he shall keep such stock and transfer books open daily during business hours to the

corp\oxford\bylaws.2              12
inspection of every stockholder and for transfer of stock. He shall notify the Directors and stockholders of their respective meetings as required by law or by these By-Laws, and shall perform such other duties as may be required by law or by these By-Laws, or which may be assigned to him from time to time by the Board of Directors.
     Section 6. Assistant Secretaries. The Assistant Secretaries shall, during the absence or incapacity of the Secretary, assume and perform all functions and duties which the Secretary might lawfully do if present and not under any incapacity.
     Section 7. Treasurer. The Treasurer shall have charge of the funds and securities of the Corporation. He may sign all certificates of stock. He shall keep full and accurate accounts of all receipts and disbursements of the Corporation in books belonging to the Corporation and shall deposit all monies; and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the Board of Directors. He shall disburse the funds of the corporation as may be ordered by the Board, and shall render to the Chairman of the Board, the President or the Directors, whenever they may require it, an account of all his transactions as Treasurer and an account of the business and financial position of the Corporation.
     Section 8. Assistant Treasurers. The Assistant Treasurers shall, during the absence or incapacity of the Treasurer, assume and perform all functions and duties which the Treasurer might lawfully do if present and not under any incapacity.
     Section 9. Treasurer's Bond.       The Treasurer and Assistant Treasurers
shall, if required so to do by the Board of Directors,
corp\oxford\bylaws.2              13
each give a bond (which shall be renewed every six (6) years) in such sum and with such surety or sureties as the Board of Directors may require.
     Section 10 Transfer of Duties. The Board of Directors in its absolute discretion may transfer the power and duties, in whole or in part, of any officer to any other officer, or persons, notwithstanding the provisions of these By-Laws, except as otherwise provided by the laws of the State of Delaware.
     Section 11. Vacancies. If the office of Chairman of the Board, President, Vice President, Secretary or Treasurer, or of any other officer or agent becomes vacant for any reason, the Board of Directors may choose a successor to hold office for the unexpired term.
     Section 12. Removals. At any meeting of the Board of Directors called for the purpose, any officer or agent of the Corporation may be removed from office, with or without cause, by the affirmative vote of a majority of the entire Board of Directors.
     Section 13. Compensation of Officers. The officers shall receive such salary or compensation as may be determined by the Board of Directors.
     Section 14. Resignations. Any officer or agent of the Corporation may resign at any time by giving written notice to the Board of Directors or to the Chairman of the Board, the President or the Secretary of the Corporation. Any such resignation shall take effect at the time specified therein or, if the time be not specified, upon receipt thereof; and unless otherwise specified therein, acceptance of such resignation shall not be necessary to make it effective.

corp\oxford\bylaws.2              14

                                  ARTICLE VI
                          Contracts, Checks and Notes
     Section 1. Contracts. Unless the Board of Directors shall otherwise specifically direct, all contracts of the Corporation shall be executed in the name of the Corporation by the Chairman of the Board or the Secretary or any other officer or agent designated by the Board of Directors.
     Section 2. Checks and Notes. All checks, drafts, bills of exchange and promissory notes and other negotiable instruments of the Corporation shall be signed by the Chairman of the Board or the Secretary or by such officers or agents of the Corporation as may be designated by the Board of Directors.

                                  ARTICLE VII
                                    Stocks
     Section 1. Certificates of Stock. The certificates for shares of the stock of the Corporation shall be in such form, not inconsistent with the Certificate of Incorporation, as shall be prepared or approved by the Board of Directors. Every holder of stock in the Corporation shall be entitled to have a certificate signed by, or in the name of the Corporation by, the Chairman of the Board, the President or a Vice President, and by the Treasurer or an Assistant Treasurer or the Secretary or an Assistant Secretary certifying the number of shares owned by him and the date of issue; and no certificate shall be valid unless so signed. All certificates shall be consecutively numbered and shall be entered in the books of the Corporation as they are issued. Where a certificate is countersigned (1) by a transfer agent other than the Corporation or its employee, or, (2) by a registrar other than the
corp\oxford\bylaws.2              15
corporation or its employee, any other signature on the certificate may be a facsimile. In case any officer, transfer agent or registrar who has signed or whose facsimile signature has been placed upon a certificate shall have ceased to be such officer, transfer agent or registrar before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer, transfer agent or registrar at the date of issue. All certificates surrendered to the Corporation shall be cancelled and, except in the cases of lost or destroyed certificates, no new certificates shall be issued until the former certificates for the same number of shares of the same class of stock shall have been surrendered and cancelled.
     Section 2. Transfer of Stock. Upon surrender to the Corporation or the transfer agent of the Corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the Corporation to issue a new certificate to the person entitled thereto, cancel the old certificate and record the transaction upon its books.

                                 ARTICLE VIII
                            Registered Stockholders
     The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder in fact thereof and, accordingly, shall not be bound to recognize any equitable or other claim to, or interest in, such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the laws of the State of Delaware.

corp\oxford\bylaws.2              16

                                  ARTICLE IX
                               Lost Certificates
     Any person claiming a certificate of stock to be lost or destroyed shall make an affidavit or affirmation of the fact and advertise the same in such manner as the Board of Directors may require, and the Board of Directors may, in its discretion, require the owner of the lost or destroyed certificate, or his legal representative, to give the Corporation a bond in a sum sufficient, in the opinion of the Board of Directors, to indemnify the Corporation against any claim that may be made against it on account of the alleged loss of any such certificate. A new certificate of the same tenor and for the same number of shares as the one alleged to be lost or destroyed may be issued without requiring any bond when, in the judgment of the Directors, it is proper so to do.
                                   ARTICLE X
                             Fixing of Record Date
     In order that the Corporation may determine the stock-holders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or to express consent to corporate action in writing without a meeting, or to receive payment of any dividend or other distribution or allotment of any rights, or to exercise any rights in respect of any change, conversion or exchange of stock or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the board of directors, and which record date shall rot be more than sixty (60) nor less than ten (10) days before the
corp\oxford\bylaws.2              17

date of such meeting, nor more than sixty (60) days prior to any other action. A determination of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for the adjourned meeting.

                                  ARTICLE XI
                                   Dividends
     Subject to the relevant provisions of the Certificate of Incorporation, dividends upon the capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting, pursuant to law. Dividends may be paid in cash, in property, or in shares of the capital stock of the Corporation, subject to the provisions of the Certificate of Incorporation. Before payment of any dividend, there may be set aside out of any funds of the Corporation available for dividends such sums as the Directors from time to time, in their absolute discretion, think proper as a reserve or reserves to meet contingencies, or for equalizing dividends, or for repairing or maintaining any property of the Corporation, or for such other purpose as the Directors shall think conducive to the interest of the Corporation, and the Directors may modify or abolish any such reserve in the manner in which it was created.
                                  ARTICLE XII
                               Waiver of Notice
     Whenever any notice whatever is required to be given by statute or under the provisions of the Certificate of Incorporation or these By-Laws, a waiver thereof in writing signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be equivalent thereto.
corp\oxford\bylaws.2              18
                                 ARTICLE XIII
                                     Seal
     The corporate seal of the Corporation shall have inscribed thereon the name of the Corporation, the year of its organization and the words "Corporate Seal of Delaware."
                                  ARTICLE XIV
                                  Fiscal Year
     The fiscal year of the Corporation shall be the twelve months ending December 31, or shall be such other period as may from time to time be prescribed by the Board of Directors.
                                  ARTICLE XV
                                  Amendments
     Subject to the provisions of the Certificate of Incorporation, these By-Laws may be altered, amended or repealed or new By-Laws may be adopted by the stockholders or by the Board of Directors at any regular meeting of the stockholders or of the Board of Directors or at any special meeting of the stockholders or of the Board of Directors if notice of such alteration, amendment or repeal of the By-Laws or of adoption of new By-Laws be contained in the notice of such special meeting.

EXHIBIT 3.4   SPECIMEN OF STOCK CERTIFICATE


 Certificate No. Dated


   679918 For
   Shares Issued to
   Transferred from
   I
                                          No. Original Certificate No. Original
                                          Shares No. Of Shares Transferred
               Receipt acknowledged



              x~
            A~ L'S3            Y INCORPORATED UNDER THE LAWS OF ITQ=
  G~ti                                 -   -        _-

                             THE STATE OF DELAWARE
                     A~i                            ~i ro






                   OXFORD Media CORP.
                 50,000,000 .SHARES COMMON STOCK, PAR VAL.UE`S.Ol



This Certifies that
_____________________________________________________________________ is the
owner of

_____________________________________________________________________
___________fully paid

and non-assessable Shares of the Capital Stock of the abpve named Corporation transferable only on the books of the Corporation by the holder hereof in person or duly authorized Attorney upon the Certificate properly endorsed.

In Witness Whereof, the said Corporation has caused the Certificate to be signed by its duly authorized officers and its Corporate Seal to be hereunder affixed this ________ day of ___________ A.D. ________



              TREASURER/SECRETARY
              PRESIDENT
              PRESIDENT

EXHIBIT 3.5  AGREEMENT AND PLAN OF REORGANIZATION


     OXFORD MEDIA CORP.

     Dated as of September 30, 1999


ARTICLE I       THE MERGER           1

                1.1   The Merger     1
                1.2   Effect of Merger         2
                1.3   Certificate of Incorporation and By-Laws     2
                1.4   Effective Time of Merger      2
                1.5   Directors and Officers   2

ARTICLE II    CONVERSION OF SHARES   3

                2.1   OMC Common Stock      3
                2.2   Acquisition Sub Common Stock           3
                2.3   Parent Common Stock  3
                2.4   Surrender of OMC Stock Certificates    3

ARTICLE III   CONTEMPORANEOUS TRANSACTIONS               4

                3.1   Registration Rights Agreement      4

ARTICLE IV    REPRESENTATIONS AND WARRANTIES OF OMC                4

                4.1   Incorporation; Subsidiaries   4
                4.2   Authorization      4
                4.3   Conflicts          5
                4.4   Title     5
                4.5   Exclusive Representations          5

ARTICLE V     REPRESENTATIONS OF STOCKHOLDERS                5

                5.1   Authorization      5
                5.2   Conflicts          6
                5.3   Investment Representations    6
                5.4   Exclusive Representations     7

ARTICLE VI    REPRESENTATIONS AND WARRANTIES OF PARENT
                  AND ACQUISITION SUB          7

                6.1   Incorporation       7
                6.2   Authorization       8
                6.3   Conflicts           8
                6.4   Private Placement   8
                6.5   Tax-Free Reorganization       9

ARTICLE VII   TERMINATION      10

ARTICLE VIII  CONTRIBUTION; INDEMNIFICATION          10

                8.1   Contribution; Indemnification  10
                8.2   Indemnification Procedures     11

ARTICLE IX    MISCELLANEOUS    12

                9.1   Notices  12
                9.2   Further Action; Tax Returns  12
                9.3   Expenses           13
                9.4   Governing Law      13
                9.5   Entire Agreement        13
                9.6   Captions           13
                9.7   Counterparts  13

Exhibit A  -    Assets
Exhibit B  -    Registration Rights Agreements
Exhibit C       Non-Exclusive License Agreement



       AGREEMENT AND PLAN OF REORGANIZATION

       AGREEMENT AND PLAN OF REORGANIZATION, dated as of this 30th day of September, 1999 (hereinafter referred to as the "Agreement"), by and among eSynch Corporation, a Delaware corporation (hereinafter referred to as "Parent"), OMC Acquisition Corp., a Delaware corporation (hereinafter referred to as "Acquisition Sub"), Oxford Media Corp., a Delaware corporation (hereinafter referred to as "OMC" and, together with Acquisition Sub, hereinafter sometimes referred to as the "Constituent Corporations"), and Norton Garfinkle, individually and as trustee of each of The Gillian Garfinkle S Corporation Trust and The Nicholas Garfinkle S Corporation Trust (hereinafter referred to, collectively, as the "Stockholders")

       W I T N E S S E T H:

       WHEREAS, the respective Boards of Directors of the Constituent Corporations deem it advisable and in the best interests of the Constituent Corporations and their respective stockholders that Acquisition Sub be merged into and with OMC, with OMC as the surviving corporation, in accordance with the terms and conditions hereinafter set forth and as permitted by the laws of the State of Delaware;

       WHEREAS, the parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended (hereinafter referred to as the "Code"), and to cause the transaction to qualify as a reorganization under the provisions of
Section 368(a) of the Code;

       NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, the parties hereby agree as follows:

       ARTICLE I

       THE MERGER

       1.1    THE MERGER.

       At the Effective Time (as defined in Section 1.4 hereof), in accordance with this Agreement and the Delaware General Corporation Law (hereinafter referred to as the "Act"), Acquisition Sub shall be merged into and with OMC (hereinafter referred to as the "Merger"), the separate existence of Acquisition Sub shall cease and OMC shall continue as the surviving corporation
governed by the laws of the State of Delaware.   OMC is hereinafter sometimes
referred to as the "Surviving Corporation".

       1.2    EFFECT OF MERGER.

       (a) At the Effective Time, the separate existence of Acquisition Sub shall cease. At the Effective Time, the Surviving Corporation shall possess all the rights, privileges, immunities, and franchises of the Constituent Corporations. All the property, (real, personal and mixed), rights, privileges, immunities, powers, purposes, franchises, licenses, registrations, causes of action and every other asset of the Constituent Corporations, shall be transferred to, vest in, and devolve upon the Surviving Corporation, without further act or deed, as of the Effective Time and the title to any real estate, or any interest therein, vested in any of the Constituent Corporations shall not revert or be in any way impaired by reason of the Merger.

       (b) The Surviving Corporation shall (in the context of Section 8.1 hereof) assume and be responsible and liable for all of the liabilities, obligations and penalties of the Constituent Corporations, as of the Effective Time.

       1.3    CERTIFICATE OF INCORPORATION AND BY-LAWS.

       The certificate of incorporation and by-laws of OMC as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation and By-Laws of the Surviving Corporation and thereafter shall continue to be its certificate of incorporation and by-laws until changed as provided therein and under the laws of the State of Delaware. The first annual meeting of the stockholders of the Surviving Corporation held after the Effective Time shall be the next annual meeting of the stockholders provided for in the by-laws of Acquisition Sub.

       1.4    EFFECTIVE TIME OF MERGER.

       The Merger shall become effective at the time of filing of a certificate of merger (hereinafter referred to as the "Certificate of Merger") in the office of the Secretary of the State of Delaware, as required by the Act, in such form as shall be approved by the parties giving effect to the provisions of this Agreement. Such time is herein referred to as the "Effective Time".

       1.5    DIRECTORS AND OFFICERS.

       At the Effective Time the Board of Directors of the Surviving Corporation shall consist of three members, and the directors and officers of Acquisition Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, and shall continue in office until the next annual meeting of stockholders of the Surviving Corporation and until their respective successors shall have been elected and qualified. The first regular meeting of the directors of the Surviving Corporation shall be the next regular meeting provided by the By-Laws of the Surviving Corporation.

       ARTICLE II

       CONVERSION OF SHARES

       2.1    OMC COMMON STOCK.


                                       2

       Each share of the common stock, $.01 par value (hereinafter referred to as the "OMC Common Stock"), of OMC outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action by the holder thereof, be cancelled and converted into, and shall represent, the right to receive 1,500 shares of the common stock, $.001 par value (hereinafter referred to as "Parent Common Stock"), of Parent.

       2.2    ACQUISITION SUB COMMON STOCK.

       Each share of the common stock, $.001 par value (the "Acquisition Sub Common Stock"), of Acquisition Sub outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action by the holder thereof, remain outstanding as one share of common stock, $.001 par value, of the Surviving Corporation.

       2.3    PARENT COMMON STOCK.

       The Merger shall effect no change in any shares of Parent Common Stock issued by Parent prior to the Effective Time.

       2.4    SURRENDER OF OMC STOCK CERTIFICATES.

       Each person holding a certificate or certificates representing shares of OMC Common Stock shall, at the Effective Time, surrender to the Surviving Corporation such certificate or certificates, and shall be entitled, upon such surrender of such certificate or certificates, accompanied by stock powers or letters of transmittal as the Parent shall reasonably request, to receive from Parent at the Effective Time (and Parent hereby agrees to deliver), at the offices of Krugman & Kailes LLP, Park 80 West-Plaza Two, Saddle Brook, New Jersey 07663, in exchange therefor a certificate or certificates evidencing the number of shares of Parent Common Stock into which the shares of OMC Common Stock theretofore evidenced by such certificate or certificates shall have been converted pursuant to Section 2.1 hereof. At the Effective Time, it shall be deemed that the stock transfer books of OMC are closed, and no transfer of shares on the books of OMC shall thereafter be made or consummated.

       ARTICLE III

       CONTEMPORANEOUS TRANSACTIONS

       3.1    REGISTRATION RIGHTS AGREEMENT.

       Contemporaneously with the execution and delivery of this Agreement, the Parent and the Stockholders shall execute a registration rights agreement in the form of Exhibit B hereto, dated the date of the Effective Time, which shall be delivered at the Effective Time.


                                       3


       ARTICLE IV

       REPRESENTATIONS AND WARRANTIES OF OMC

       OMC hereby represents, warrants and covenants that:

       4.1    INCORPORATION; SUBSIDIARIES.

       OMC is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has the full corporate power and authority to own its properties and to conduct the business in which it is presently engaged, and to enter into this Agreement and consummate the Merger.

       OMC is duly qualified to do business and is in good standing in each jurisdiction in which the nature of its business or the location of its properties makes such qualification necessary.

       OMC does not have any subsidiaries or own any capital stock or other proprietary interest, directly or indirectly, in any other corporation, association, trust, partnership, joint venture or other entity.

       4.2    AUTHORIZATION.

       The execution and delivery of this Agreement by OMC and the performance by OMC of its covenants and agreements hereunder have been duly authorized by all necessary corporate action (including, without limitation, the unanimous approval hereof by the Stockholders).

       The authorized capital stock of OMC consists of 10,000 shares of OMC Common Stock, 300 of which are issued and outstanding. All of the outstanding shares of OMC Common Stock have been validly issued and are fully paid and non-assessable and held by the Stockholders.

       There are not now, and at the Effective Time there will not be, any subscriptions, options, warrants, calls, rights, agreements or commitments relating to the issuance, sale, delivery or transfer by OMC or the Stockholders (including any right of conversion or exchange under any outstanding security or other instrument) of OMC Common Stock (collectively, "Equity Rights").
There are no outstanding contractual obligations of OMC to repurchase, redeem or otherwise acquire any OMC Common Stock.

       When executed and delivered by OMC, this Agreement shall constitute a valid and legally binding agreement of OMC enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other laws affecting generally the enforceability of creditors' rights and by limitations on the availability of equitable remedies.

       4.3    CONFLICTS.

       Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated herein, shall violate any provision of the certificate of incorporation or by-laws of OMC


                                       4


or any statute, ordinance, regulation, order, judgment or decree of any court or governmental agency, or conflict with or result in any breach of any of the terms of or constitute a default under or result in the termination of or the creation of any right of termination or any lien pursuant to the terms of any contract or agreement to which OMC is a party or by which OMC or any of its assets is bound. Other than in connection with or in compliance with the provisions of the Act, no authorization, consent or approval of, or filing with, any public body or authority is necessary for the consummation by OMC of the transactions contemplated by this Agreement.

       4.4    TITLE.

       OMC has good and marketable title to all of the assets identified on Exhibit A to this Agreement (hereafter referred to as the "Assets"), free and clear of any lien, charge, pledge, mortgage, security interest or any other encumbrance (collectively, "Lien").

       OMC is not aware that it has infringed nor is now infringing, any patent, trade name, trademark, service mark, copyright, trade secret, technology, know-how or process belonging to any other person, firm or corporation in a manner that would have a material adverse effect on the properties or operations of OMC (Material Adverse Effect). OMC has not received any written notice or other written indication of any such claim of infringement.

       OMC owns, or is licensed or otherwise possesses legally enforceable rights to use all Intellectual Property (as defined below) included in the assets(the "OMC Intellectual Property"). For purposes of this Agreement, "Intellectual Property" means all (i) patents, patent applications, patent disclosures and all related continuation, continuation-in-part, divisional, reissue, re-examination, utility, model, certificate of invention and design patents, patent applications, registrations and applications for registrations,
(ii) trademarks, service marks, trade drafts, logos, tradenames and corporate names and registrations and applications for registration thereof, (iii) copyrights and registrations and applications for registration thereof, (iv) mask works and registrations and applications for registration thereof, (v) computer software, data and documentation, (vi) trade secrets and confidential business information, whether patentable or nonpatentable and whether or not reduced to practice, know-how, manufacturing and product processes and techniques, research and development information, copyrightable works, financial, marketing and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, and (vii) other proprietary rights relating to any of the foregoing (including without limitation remedies against infringements thereof and rights of protection of interest therein under the laws of all jurisdictions). Each item of OMC Intellectual Property included in the assets will be owned or available for use by the Surviving Corporation on substantially identical terms and conditions immediately following the Effective Time. To the best of the knowledge of OMC, OMC has taken all commercially reasonable measures to protect the proprietary nature of each item of OMC Intellectual Property, and to maintain in confidence all trade secrets and confidential information, that it owns or uses other than as would not have a material effect. To the best knowledge of OMC, no person or entity (other than OMC) has any rights to any of the OMC Intellectual Property owned or used by OMC (except pursuant to end-user customer licenses and in each case except for any licensed OMC Intellectual Property), and to the best knowledge of OMC, no person or entity is infringing, violating or misappropriating any of the OMC Intellectual Property other than as would not have a material effect. OMC has taken steps reasonably believed necessary to protect its right, title and interest in all material items of Intellectual Property owned by it and its continued use of all Intellectual Property used by it other than as would not have a material effect. No officer, director,stockholder or


                                       5

employee of OMC, nor any spouse, child or other relative or affiliate thereof, owns directly or indirectly, in whole or in part, any of the OMC Intellectual Property (except for any licensed OMC Intellectual Property)

       Except as expressly set forth in this Agreement, neither OMC nor the Stockholders, nor any of them, has made any representation or warranty with respect to the assets, properties or business of OMC, and the Parent and Acquisition Sub hereby acknowledge and agree that they have had adequate opportunity to investigate OMC and its assets, properties and business and accept the foregoing "as is" and in their condition as at the date hereof.

       There is no action, suit or proceeding to which OMC is a party (either as a plaintiff or defendant) pending or, to the best knowledge of OMC, threatened before any court, arbitrator, regulator, or other governmental entity ("Governmental Entity") and, to the best knowledge of OMC, there is no basis for any such action, suit or proceeding; (b) neither OMC nor any officer, director or employee of OMC, has been permanently or temporarily enjoined by any order, judgment or decree of any Governmental Entity from engaging in or continuing any conduct or practice in connection with the business, assets, properties of OMC; and (c) there is not in existence on the date hereof any order, judgment or decree of any Governmental Entity enjoining or requiring OMC to take any action of any kind with respect to its business, assets or properties.

       Each of the balance sheets included in the audited or unaudited financial statements of OMC provided to Parent (including the related notes thereto) presents fairly in all material respects the financial position of the OMC as of their respective dates, and the related statements regarding income and cash flows included therein (including the related notes thereto) present fairly in all material respects the consolidated results of operations, the cash flows or changes in financial position, and changes in stockholders' equity for the periods then ended, all in conformity with generally accepted accounting principles applied on a consistent basis, except as otherwise noted therein.

       4.5    EXCLUSIVE REPRESENTATIONS.

       Except for the representations contained in this Article IV, OMC does not make any other express or implied representation or warranty concerning OMC, the Stockholders, or any asset or property of OMC or any of the transactions contemplated hereby.

       ARTICLE V

       REPRESENTATIONS OF STOCKHOLDERS

       Each Stockholder represents, warrants and covenants that:

       5.1    AUTHORIZATION.

       The execution and delivery of this Agreement by such Stockholder and the performance by such Stockholder of its covenants and agreements hereunder have (in the case of a Stockholder that is a trust) been duly authorized by all necessary trust action. When executed and delivered by such Stockholder, this Agreement shall constitute a valid and legally binding agreement of such Stockholder enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy,


                                       6


insolvency or other laws affecting generally the enforceability of creditors' rights and by limitations on the availability of equitable remedies.

       5.2    CONFLICTS.

       Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated herein, shall violate any provision of any trust document of any Stockholder that is a trust, or any statute, ordinance, regulation, order, judgment or decree of any court or governmental agency, or conflict with or result in any breach of any of the terms of or constitute a default under or result in the termination of or the creation of any lien pursuant to the terms of any contract or agreement to which such Stockholder is a party or by which such Stockholder or any of its assets is bound. Other than in connection with or in compliance with the provisions of the Act, no authorization, consent or approval of, or filing with, any public body or authority is necessary for the consummation by such Stockholder of the transactions contemplated by this Agreement.

       5.3    INVESTMENT REPRESENTATIONS.

       (a) Such Stockholder understands that the Parent proposes to issue and deliver the shares of Parent Common Stock to be issued pursuant to this Agreement without compliance with the registration requirements of the Securities Act of 1933, as amended (hereinafter referred to as the "Securities Act"), and the rules and regulations thereunder, that for such purpose the Parent will rely upon the representations, warranties, and agreements contained in this Section 5.3, and that such non-compliance with registration is not permissible unless such representations and warranties are correct and such agreements are performed.

       (b) Such Stockholder has such knowledge and experience in financial and business matters as to be capable of alone evaluating the merits and risks of an investment in the shares of Parent Common Stock to be issued to it. Such Stockholder has the financial ability to bear the economic risk of the investment of the shares of Parent Common Stock, has adequate means for providing for its current needs and personal contingencies, has no need for liquidity with respect to the investment in the shares of Parent Common Stock, and fully understands and agrees that it must bear the economic risk of its investment for an indefinite period of time because, among other reasons, the shares of Parent Common Stock to be issued to it have not been registered under the Securities Act and under applicable state securities laws.

       (c) Such Stockholder understands that the Parent is under no obligation to effect a registration of the shares of Parent Common Stock under the Securities Act, except as provided in the registration rights agreement hereinabove referenced.

       (d) Such Stockholder understands that there may never be a public market for the shares of Parent Common Stock to be issued to it and that, under existing rules of the Securities and Exchange Commission, it may be unable to sell any of the shares of Parent Common Stock to be issued to it except to the extent that the shares of Parent Common Stock issued to it may be sold subject to the restrictions contained herein, to a purchaser who shall be subject to the same restrictions on sale.

       (e) Such Stockholder is familiar with the provisions of Rule 144 under the Securities Act and the limitations upon the availability and applicability of such rule.


                                       7

       (f) Such Stockholder is acquiring the shares of Parent Common Stock to be issued to it for its own account and not with a view to, or for sale in connection with, the distribution thereof within the meaning of the Securities Act, except in compliance with applicable law.

       (g) Such Stockholder shall not sell, transfer, convey, assign or otherwise dispose of any shares of Parent Common Stock issued at the Effective Time until either of the following events has occurred: (i) Parent has received an opinion from counsel that registration thereof under the Securities Act is not required; or (ii) a registration statements under the Securities Act covering such shares and the disposition thereof has become effective under the Securities Act. Such Stockholder acknowledges that stock certificates evidencing such shares may be endorsed with a legend to the foregoing effect, and stop-transfer instructions may be issued with respect to such shares, so long as such shares are subject to such restrictions on disposition.

       (h) Except as expressly set forth in this Agreement, neither Parent nor Acquisition Sub, nor any of their directors, officers, agents or representatives, has made any representation or warranty with respect to the assets, properties or business of Parent, and the Stockholders hereby acknowledge and agree that they have had adequate opportunity to investigate Parent and its assets, properties, business prospects and liabilities, accept the Parent Common Stock "as is" and in their condition as at the date hereof.

       (i) Neither OMC nor the Stockholders have engaged or become liable or created any liability to any broker, finder or other person for any fee or compensation in connection with the Merger or this Agreement.

       5.4    EXCLUSIVE REPRESENTATIONS.

       Except for the representations contained in this Article V, none of the Stockholders makes any other express or implied representation or warranty concerning OMC, the Stockholders, or any asset or property of OMC or any of the transactions contemplated hereby.

       ARTICLE VI

       REPRESENTATIONS AND WARRANTIES OF
       PARENT AND ACQUISITION SUB

       The Parent and Acquisition Sub hereby, jointly and severally, represent, warrant and covenant that:

       6.1    INCORPORATION.

       Each of the Parent and Acquisition Sub is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation, and has the full corporate power and authority to own its properties and to conduct the business in which it is presently engaged, and to enter into this Agreement and consummate the Merger.


                                       8



       6.2    AUTHORIZATION.

       The execution and delivery of this Agreement by each of the Parent and Acquisition Sub and the performance by each of the Parent and Acquisition Sub of its covenants and agreements hereunder have been duly authorized by all necessary corporate action. The authorized capital stock of the Parent consists of 20,000,000 shares of Parent Common Stock, 9,317,143 of which are issued and outstanding; and the authorized capital stock of Acquisition Sub consists of 1,000 shares of Acquisition Sub Stock, of which 1,000 shares of Acquisition Sub Common Stock are issued and outstanding. All of the outstanding shares of Parent Common Stock and of Acquisition Sub Common Stock have been validly issued and are fully paid and non-assessable. The shares of Parent Common Stock to be issued at the Effective Time will be duly authorized, validly issued, fully-paid and non-assessable, free and clear of all Liens. When executed and delivered by the Parent and Acquisition Sub this Agreement shall constitute a valid and legally binding agreement of the Parent and Acquisition Sub, respectively, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency or other laws affecting generally the enforceability of creditors' rights and by limitations on the availability of equitable remedies.

       6.3    CONFLICTS.

       Neither the execution and delivery of this Agreement, nor the consummation of the transactions contemplated herein, will violate any provision of the certificate of incorporation or by-laws of either of the Parent or Acquisition Sub or any statute, ordinance, regulation, order, judgment or decree of any court or governmental agency, or conflict with or result in any breach of any of the terms of or constitute a default under or result in the termination of or the creation of any lien pursuant to the terms of any contract or agreement to which either the Parent or Acquisition Sub is a party or by which either the Parent or Acquisition Sub or any of its assets is bound. Other than in connection with or in compliance with the provisions of the Act, no authorization, consent or approval of, or filing with, any public body or authority is necessary for the consummation by either the Parent or Acquisition Sub of the transactions contemplated by this Agreement.

       6.4    PRIVATE PLACEMENT.

       (a) The Parent has delivered to OMC and to the Stockholders its most recent Annual Report on Form 10-KSB filed with the Securities and Exchange Commission, together with any and all additional reports, statements and documents filed by the Parent with the Securities and Exchange Commission since the fiscal close covered thereby (hereinafter referred to, collectively, as the "SEC Documents"). The SEC Documents, taken as a whole, as supplemented by current information provided the Stockholders, contain no untrue statement of material fact or omission to state a material fact necessary to make the statements therein, under the circumstances in which made, not misleading.

       (b) Neither the Parent nor anyone acting on behalf of the Parent has directly or indirectly offered any securities of the Parent for sale to, or solicited any offer to buy any of the same from, anyone so as to bring the issuance of the shares of Parent Common Stock hereunder within the registration requirements of the Securities Act, it being understood that the representations and warranties contained in this Section 6.4 are based upon the accuracy of the representations and warranties contained in Section 5.4 hereof.


                                       9

       6.5    TAX-FREE REORGANIZATION.

       (a) Prior to the Effective Time, the Parent will be in control of Acquisition Sub. As used in this Section 6.5, "Control" (hereinafter referred to as "Control") shall have the meaning found in Section 368(c) of the Code.

       (b) The Parent has no plan or intention to cause the Surviving Corporation to issue additional shares of its stock, or to take any other action, that would result in the Parent ceasing to Control the Surviving Corporation.

       (c) The Parent has no plan or intention to reacquire any of the shares of Parent Common Stock issued at the Effective Time.

       (d) Neither the Parent nor Acquisition Sub is or will be at the Effective Time an investment company within the meaning of Section368(a)(2)(F)(iii) and (iv) of the Code.

       (e) Neither the Parent nor Acquisition Sub is or will be at the Effective Time, under the jurisdiction of a court in Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

       (f) The Parent formed Acquisition Sub solely for the purpose of effecting the Merger, and, at all times prior to the Effective Time, Acquisition Sub has not conducted any business or investment activities and will have no liabilities other than in the ordinary course of business (other than as related to the consummation of the transactions contemplated hereby).

       (g) The Parent has no plan or intention to (i) liquidate the Surviving Corporation, to merge the Surviving Corporation with or into another corporation, including the Parent or its affiliates, to sell, distribute, or otherwise dispose of the capital stock of the Surviving Corporation, except for transfers of stock described in Treasury Regulation Section 1.368-2(k), or (ii) cause the Surviving Corporation to sell or otherwise dispose of any of its assets or of any of the assets acquired from Acquisition Sub in the Merger, except for dispositions made in the ordinary course of business and transfers of assets described in Treasury Regulation Section 1.368-2(k).

       (h) The Parent will cause the Surviving Corporation to continue the historic business of OMC or use a significant portion of this historic business assets in a business, in accordance with Treasury Regulations Section 1.368-1(d).

       ARTICLE VII

       TERMINATION

       This Agreement may be terminated and the Merger abandoned at any time prior to the Effective Time, by the mutual consent of the Constituent Corporations, expressed by action of their respective Boards of Directors, or by either Constituent Corporation (i) if the other Constituent Corporation shall have breached in any material respect any of its representations or warranties contained in this Agreement or (ii) any such representation or warranty shall not be correct or accurate in all material respects at and as of the Effective
Time.


                                      10


       ARTICLE VIII

       CONTRIBUTION; INDEMNIFICATION

       8.1    CONTRIBUTION; INDEMNIFICATION.

       (a) With effect immediately prior to the Effective Time, the Stockholders, and each of them, hereby contribute to the capital of OMC any and all obligations in respect of advances to OMC from the Stockholders and/or any other liabilities owed from OMC to the Stockholders, or any of them. The parties expressly acknowledge and agree that the foregoing agreement is made in consideration of the agreements and covenants of Parent and Acquisition Sub contained hereunder, including, without limitation, the issuance of the shares of Parent Common Stock to be issued to the Stockholders at the Effective Time.

       (b) The Stockholders shall further, jointly and severally, indemnify the Parent and the Surviving Corporation, for a period of one year after the Effective Time (and for the period thereafter if notice is provided by Parent within such period as contemplated in Section 8.2(a)), from and against any and all direct (but not consequential) damages, costs, expenses and liabilities (including, without limitation, reasonable fees and expenses of counsel) (hereinafter referred to, collectively, as "Damages") incurred by Parent or the Surviving Corporation as a result of: (x) the breach of any of the representations or warranties made by OMC or the Stockholders under Articles IV or V hereof and (y) any liabilities of OMC incurred before the Effective Time with respect to the period prior to the Effective Time. The Parent shall indemnify the Stockholders, and each of them, for a period of one year after the Effective Time, from and against any and all Damages incurred by the Stockholders or any of them, as a result of: (x) the breach of any of the representations or warranties made by the Parent or Acquisition Sub under
Article V hereof and (y) the conduct by the Surviving Corporation of its business after the Effective Time.


                                      11


       8.2    INDEMNIFICATION PROCEDURES.

       (a) Any party seeking indemnification hereunder (hereinafter referred to as an "Indemnified Party") shall provide to the party from whom it is seeking indemnification (hereinafter referred to as an "Indemnifying Party"), as promptly as practicable after notice of a claim, all information and documentation necessary to support and verify the claim asserted, and the Indemnifying Party shall be given reasonable access to the books and records in the possession or control of the Indemnified Party or any of its affiliates which any Indemnifying Party reasonably determines to be related to such claim. Failure to provide information and documentation as promptly as practicable as specified in the preceding sentence shall not be deemed a waiver of the Indemnified Party's right to indemnification, but the amount of reimbursement to which the Indemnified Party is entitled shall be reduced by the amount, if any, by which Damages would have been less had such information and documentation been delivered as promptly as practicable. The Indemnifying Party may, at its option, and as long as it acts with reasonable diligence to defend or prosecute such claim, assume the defense or the prosecution of any claim, including using counsel, at its cost and expense, reasonably satisfactory to the Indemnified Party. The Indemnified Party shall have the right to employ counsel separate from counsel employed by the Indemnifying Party in any such action and to participate therein, but the fees and expenses of such counsel employed by the Indemnified Party shall be at its expense, unless (i) the Indemnified Party is required to retain separate counsel due to a conflict of interest with the Indemnifying Party or (ii) the Indemnifying Party fails to act diligently in defending such action. No claim shall be settled without the Indemnified Party's prior written consent, which consent shall not be unreasonably withheld or delayed, unless the settlement involves only the payment of monetary consideration by the Indemnifying Party and includes an uncnditional release of the Indemnified Party. Whether or not an Indemnifying Party chooses to so defend or prosecute a claim, all the parties hereto shall cooperate in the defense or prosecution thereof and shall furnish such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials and appeals, as may be reasonably requested in connection therewith.

       (b) The sole and exclusive remedy of the parties under this Agreement shall be restricted to the indemnification rights set forth in this Article
VIII. It is understood and agreed that the respective maximum aggregate monetary liability of the Stockholders to the Parent and the Surviving Corporation in respect of indemnification hereunder shall not exceed, in the aggregate, the fair market value at the date of issuance of the shares of Parent Common Stock issued at the Effective Time to the Stockholders.

       ARTICLE IX

       MISCELLANEOUS

       9.1    NOTICES.

       All notices, requests or instructions hereunder shall be in writing and delivered personally or sent by registered or express mail, postage prepaid, as follows:

                                      12


              (1)    if to Parent or Acquisition Sub:

                     15502 Mosher
                     Tustin, California 92780

              (2)    if to OMC or the Stockholders:

                     133 East 62nd Street
                     New York, New York 10021

       9.2    FURTHER ACTION; TAX RETURNS.

       (a) At the Effective Time, the Constituent Corporations shall take all such action as shall be necessary or appropriate in order to consummate the Merger. From and after the Effective Time, the Stockholders shall prepare and file, in a manner consistent with past practices all federal income tax returns of OMC relating to income of OMC for any period ending on or before the Effective Time, and any state or local return of OMC relating to income of OMC for any such period. From and after the Effective Time, Parent and Surviving Corporation shall provide the Stockholders, and each of them, with such assistance as may reasonably be requested in connection with the preparation of any tax return, any audit or other examination by any taxing authority, or the response to any claim of any nature, or any judicial or administrative proceeding (including, with limitation, with respect to any tax liability), and in connection therewith shall furnish reasonable access to any pertinent records or information relevant to such returns, audits, examinations, claims, or proceedings, as are in their respective possession or subject to their respective control.

       (b) For Federal income tax purposes, the parties intend that the Merger be treated as a tax-free reorganization within the meaning of Section 368(a)(1)(A) of the Code, by reason of Section 368(a)(2)(E) of the Code, and that this Agreement shall be, and is hereby, adopted as a plan or reorganization for purposes of Section 368 of the Code. No party shall take a position on any tax return or reports inconsistent with the foregoing and each party shall use its reasonable efforts to maintain such reporting in the context of an audit. Each party shall give the other parties prompt notice of any challenges or investigations undertaken by any taxing agency in connection with such reporting, and shall keep such other parties fully informed of all aspects of such ongoing challenge or investigation. The parties shall not take any action, except as expressly provided in this Agreement, that would be inconsistent with the treatment of the Merger as a reorganization within the meaning of Section 368(a) of the Code, and shall each use its best efforts to cause the business combination to be effected by the Merger to be qualified as a reorganization within the meaning of Section 368(a) of the Code.

       9.3    EXPENSES.

       Each of the parties hereto shall bear its own expenses in connection with this Agreement and the transactions contemplated herein.

       9.4    GOVERNING LAW.

       This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable in the case of agreements made and to be entirely performed within such State.


                                      13


       9.5    ENTIRE AGREEMENT.

       This Agreement constitutes the entire agreement between the Constituent Corporations with respect to the subject matter hereof, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect thereto.

       9.6    CAPTIONS.

       The Article, Section and Paragraph captions herein are for convenience of reference only, do no constitute part of this Agreement and shall not be deemed to limit or otherwise affect any of the provisions hereof.

       9.7    COUNTERPARTS.

       This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which taken together shall constitute one and the same instrument.

       IN WITNESS WHEREOF, the undersigned have caused this Agreement and Agreement of Merger to be executed by their respective officers thereunto duly authorized this _________ day of September, 1999.


                                          eSynch Corporation



                                          By
- -----------------                           ------------------------------
Norton Garfinkle


                                          OMC Acquisition Corporation



                                          By
- -----------------                           ------------------------------
Norton Garfinkle, as Trustee
 of The Gillian Garfinkle S
 Corporation Trust

                                          Oxford Media Corp.



                                          By
- -----------------                           ------------------------------
Norton Garfinkle, as Trustee
 of The Nicholas Garfinkle S
 Corporation Trust


                                      14


                                    EXHIBIT A


                         NONEXCLUSIVE LICENSE AGREEMENT


         Oxford Management Corporation (Oxford Management), a Nevada corporation, with a principal place of business at 133 East 62nd Street, New York, New York 10021, and Oxford Media Corporation (Oxford Media), a Delaware corporation, with a principal place of business at 16861 Armstrong Avenue, Irvine, California 92606, agree as follows:

         Oxford Management is the owner of proprietary software and source code related to the Oxford Management movies-on-demand hotel pay-for-view system. Effective as of January 1, 1999, and for the consideration of $1.00 and other good and valuable consideration, Oxford Management grants to Oxford Media a fully paid, nonexclusive, worldwide license under the proprietary software and source code to make, use, sell, and lease products using and/or incorporating the proprietary software and source code. The license shall be perpetual and shall be assignable at any time with the business and goodwill of Oxford Media Corporation.
                                  OXFORD MANAGEMENT CORPORATION

                                       By:
                                          ------------------------------------
                                          Norton Garfinkle, Chairman

                                          ___________________________, 199____

                                       OXFORD MEDIA CORPORATION

                                       By:
                                          ------------------------------------
                                          Rita Buttolph, Corporate Secretary

                                          ___________________________, 199____


January 1, 1999